Douglas E. McWilliams dmcwilliams@velaw.com
Tel 713.758.3613 Fax 713.615.5725
November 9, 2009
By Facsimile and Edgar
Mr. H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Supplement to Proxy Statement on Schedule 14A Filed November 9, 2009 File Nos. 0-51120 and 1-33018
Dear Mr. Owings:
     Concurrently with the submission of this letter, Hiland Partners, LP (“Hiland Partners”) and Hiland Holdings GP, LP (“Hiland Holdings” and, together with Hiland Partners, the “Hiland Companies”) filed through EDGAR a supplement (the “Supplement”) to their joint definitive proxy statement (File No. 0-51120 (with respect to Hiland Partners) and File No. 1-33018 (with respect to Hiland Holdings)) (the “Definitive Proxy Statement”) filed on September 11, 2009. On behalf of our clients, the Hiland Companies, we are providing the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with the attached annexes to facilitate the Staff’s review of the Supplement.
     Each of the attached annexes includes a comparison of a section in the Supplement to the corresponding section in the Definitive Proxy Statement, as indicated in the below table. The comparison shows all changes made to the section since the filing of the Definitive Proxy Statement.

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Securities and Exchange Commission November 9, 2009 Page 2
Index to Annexes

Annex	Supplement Section		Definitive Proxy Statement Section
A	Recommendations of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger (beginning on p. 14 of Supplement)	compared to	Recommendations of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger (beginning on p. 48 of Definitive Proxy Statement)

B	Opinion of the Financial Advisor of the Hiland Partners Conflicts Committee (beginning on p. 18 of Supplement)	compared to	Opinion of the Financial Advisor of Hiland Partners (beginning on p. 55 of Definitive Proxy Statement)

C	Recommendations of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger (beginning on p. 28 of Supplement)	compared to	Recommendations of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger (beginning on p. 64 of Definitive Proxy Statement)

D	Opinion of the Financial Advisor of the Hiland Holdings Conflicts Committee (beginning on p. 34 of Supplement)	compared to	Opinion of the Financial Advisor of Hiland Holdings (beginning on p. 73 of Definitive Proxy Statement)
     If you have any questions or comments concerning the attached annexes or the Supplement, please call the undersigned at (713) 758-3613, or in his absence, Steve Gill at (713) 758-4458.
Very truly yours,

Douglas E. McWilliams

Annex A
Recommendations of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger
     The Hiland Partners Conflicts Committee
     The Hiland Partners Conflicts Committee consists of two independent directors: John T. McNabb, II, and Shelby E. Odell. In resolutions approved by the Hiland Partners Board of Directors on February 19, 2009, the Hiland Partners Conflicts Committee was authorized to review, evaluate and make recommendations to the Hiland Partners Board of Directors with respect to Mr. Hamm’s proposed acquisition of the publicly-held Hiland Partners common units and potential alternative transactions. The Hiland Partners Conflicts Committee retained Jefferies & Company as its independent financial advisor and Conner & Winters as its independent legal counsel. The Hiland Partners Conflicts Committee oversaw the performance of financial and legal due diligence by its advisors, conducted an extensive review and evaluation of Mr. Hamm’s revised proposal and potential alternative transactions and conducted negotiations with Mr. Hamm and his representatives with respect to the Hiland Partners merger agreement, including the amendments to that agreement, and the various other agreements related to the Hiland Partners merger.
     The Hiland Partners Conflicts Committee, by unanimous vote at a meeting held on ~~June 1,~~November 3, 2009, determined that the Hiland Partners amended merger agreement and the transactions contemplated by the Hiland Partners amended merger agreement were advisable, fair to, and in the best interests of, Hiland Partners and the Hiland Partners public unitholders. In addition, at the ~~June 1, 2009~~November 3, 2009, meeting, the Hiland Partners Conflicts Committee recommended that (1) the Hiland Partners Board of Directors approve the Hiland Partners amended merger agreement and ~~the related agreements, and the consummation of the transactions contemplated thereby, including~~ the Hiland Partners merger and (2) the Hiland Partners public unitholders vote in favor of approval of the Hiland Partners amended merger agreement and the Hiland Partners merger. In reaching its determination, the Hiland Partners Conflicts Committee consulted with and received the advice of its independent financial and legal advisors, considered the potential alternatives of Hiland Partners, including the uncertainties and risks facing it, and considered the interests of the Hiland Partners public unitholders.
     In determining that the Hiland Partners amended merger agreement was advisable, fair to, and in the best interests of, Hiland Partners and the Hiland Partners public unitholders and recommending the approval of the Hiland Partners amended merger agreement and the related agreements, and the consummation of the transactions contemplated thereby, including the Hiland Partners merger, to the Hiland Partners Board of Directors on ~~June 1,~~November 3, 2009, the Hiland Partners Conflicts Committee considered a number of factors. The material factors are summarized below.
     The Hiland Partners Conflicts Committee viewed the following factors as being generally positive or favorable in coming to its determination and recommendation:
     ~~1.~~ 1. The Hiland Partners merger would provide the Hiland Partners public unitholders with cash consideration of $~~7.75~~10.00 per common unit, a price the Hiland Partners Conflicts Committee viewed as fair in light of Hiland Partners’ recent and projected financial performance, updated as of October 23, 2009, and recent trading prices of the Hiland Partners common units. In making this determination, the Hiland Partners Conflicts Committee concluded that the best alternative was the proposed Hiland Partners merger.
     ~~2.~~ 2. The opinion received by the Hiland Partners Conflicts Committee from its financial advisor, Jefferies & Company, delivered orally at the Hiland Partners Conflicts Committee meeting on ~~June 1,~~November 3, 2009, and subsequently confirmed in writing later that day, to the effect that, as of the date of the opinion, the $~~7.75~~10.00 per common unit merger consideration to be received by the Hiland Partners public unitholders pursuant to the Hiland Partners merger, was fair, from a financial point of view, to those holders.
     ~~3.~~ 3. The presentation of Jefferies & Company on ~~June 1,~~November 3, 2009, in connection with the foregoing opinion, which is described under “— Opinion of Financial Advisor of the Hiland Partners Conflicts Committee.”
     ~~4.~~ 4. The difficult business environment currently facing Hiland Partners, including commodity prices, in particular natural gas prices, and the ~~significant reduction in~~lack of current drilling activity in Hiland Partners’

area of interest as of November 3, 2009, and the resulting negative effect on the financial condition and results of operations of Hiland Partners.
     ~~5.~~ 5. The Hiland Partners Conflicts Committee’s belief that it was unlikely that any other transaction with a third party involving a sale of the Hiland Companies or a significant interest in the Hiland Companies could be consummated at this time in light of the position of Mr. Hamm (contained in his letter, dated January 15, 2009, to the Hiland Partners Board of Directors and subsequently confirmed to the Hiland Partners Conflicts Committee) that he was interested only in acquiring common units in the Hiland Companies and that he was not interested in selling (or causing his affiliates to sell) interests in the Hiland Companies and the lack of any indications of interest from any third parties since the public announcement of ~~the~~ January 15 Proposal.
     ~~6.~~ 6. The Hiland Partners Conflicts Committee’s belief that the $~~7.75~~10.00 per common unit cash merger consideration represented the highest per common unit consideration that could be negotiated given ~~that the Hiland Partners Conflicts Committee requested that Mr. Hamm increase the offered price of $7.75 and he declined to negotiate~~the current economic conditions and lack of drilling activity.
     ~~7.~~ 7. The likelihood that Hiland Partners would be in violation of the leverage ratio covenant under the Hiland Operating Credit Agreement ~~as soon as June 30,~~at some point, possibly as early as December 31, 2009, based upon estimates and projections provided by the management of the Hiland Companies~~.~~ , updated as of October 23, 2009. In that regard, the Hiland Partners Conflicts Committee concluded that:
•	any solution satisfactory to the existing lenders (or any lenders willing to refinance the Hiland Operating Credit Agreement) would likely require the assessment of fees and increased rates, the infusion of additional equity capital or the incurrence of subordinated indebtedness by Hiland Partners, and the indefinite suspension of distributions, including distributions to Hiland Holdings, after discussions with the existing lenders of the Hiland Companies and based upon the experience of the members of the Hiland Partners Conflicts Committee and its advisors; and

•	it was unlikely that the Hiland Companies could raise significant equity capital through a sale of equity to the public or to private investors (including to Mr. Hamm since he had rejected such an investment), given the uncertain nature of the market conditions for equity securities, particularly for gathering and processing master limited partnership (“MLPs”), and that the amount of money that would need to be raised to repay debt to be in compliance with financial covenants would be highly dilutive ~~as such amount was more than the then current market capitalization of Hiland Partners~~.
     ~~8.~~ 8. The terms of the Hiland Partners amended commitment letter from Mr. Hamm to Parent to fund the full amount of the HLND Parent Parties’ obligation to pay the merger consideration, including the provision making Hiland Partners a third-party beneficiary under the Hiland Partners amended commitment letter.
     ~~9.~~ 9. The terms of the Hiland Partners amended merger agreement, principally:
•	all of the outstanding common units not held by Hiland Holdings (and restricted common units held by officers and employees of Hiland Partners) will be converted into the right to receive cash at $~~7.75~~10.00 per common unit;

•	the requirement that the Hiland Partners amended merger agreement and the Hiland Partners merger be approved by a vote of the holders of a majority of the common units held by the Hiland Partners public unitholders entitled to vote thereon voting as a class;

•	the provision limiting the ability of the HLND Parent Parties to close the Hiland Holdings merger without closing the Hiland Partners merger, unless the Hiland Partners public unitholders fail to approve the Hiland Partners merger and Hiland Partners amended merger agreement;

•	the limited nature of the operational representations and warranties given by Hiland Partners and the fact that the representations and warranties of Hiland Partners do not survive the closing;

•	the inability of the HLND Parent Parties to refuse to close the Hiland Partners merger as the result of a failure of Hiland Operating to be in compliance with certain financial covenants of the Hiland Operating Credit Agreement;

•	the absence of a financing condition to the HLND Parent Parties’ obligation to consummate the transaction;

•	the provision allowing the Hiland Partners Board of Directors or the Hiland Partners Conflicts Committee to withdraw or change its recommendation of the Hiland Partners amended merger agreement and the Hiland Partners merger if it makes a good faith determination that a change or withdrawal would be in the best interests of the Hiland Partners public unitholders, subject to providing Parent with advance notice;

•	the provisions allowing for Hiland Partners to participate in negotiations with a third party in response to an unsolicited alternative proposal, which may, in certain circumstances, result in a superior proposal; and

•	the lack of a break-up fee for termination of the Hiland Partners amended merger agreement in accordance with its terms, although Hiland Partners may be liable to reimburse the expenses of the HLND Parent Parties in certain limited circumstances if the Hiland Partners amended merger agreement is terminated.
     The Hiland Partners Conflicts Committee considered the following factors to be generally negative or unfavorable in making its determination and recommendation:
     ~~1.~~ 1. The Hiland Partners public unitholders will have no ongoing equity participation in Hiland Partners following the Hiland Partners merger, and such unitholders will cease to participate in Hiland Partners’ future earnings or growth, if any, or to benefit from increases, if any, in the value of Hiland Partners’ common units and would not participate in any potential future sale of Hiland Partners to a third party. However, in considering this unfavorable factor, the Hiland Partners Conflicts Committee noted that before the Hiland Partners merger could be consummated, the holders of a majority of the outstanding Hiland Partners common units held by Hiland Partners public unitholders would have to approve the Hiland Partners amended merger agreement and the Hiland Partners merger.
     ~~1.~~ 2. Given that Mr. Hamm (who, together with Continental Gas and the Hamm family trusts, owns a 60.8% limited partner interest in Hiland Holdings, which owns a controlling interest in Hiland Partners) had publicly expressed an interest only in acquiring common units of the Hiland Companies and lack of interest in selling, or causing his affiliates to sell, interests in the Hiland Companies, it would be impracticable to sell the general partner of Hiland Partners or Hiland Partners without his approval. Therefore, no attempt was made to contact third parties that might otherwise consider an acquisition of Hiland Partners. The Hiland Partners Conflicts Committee recognized that it was possible (although not considered to be likely) that a sale process open to all possible bidders might result in a higher sale price than the cash consideration payable in the Hiland Partners merger. However, in considering this factor, the Hiland Partners Conflicts Committee noted that although the Hiland Companies had not been proactively shopped, the proposed transaction had been known to the public for ~~several~~almost ten months, and no third party had expressed an interest in buying either Hiland Partners or the general partner of Hiland Partners.
     ~~1.~~ 3. The Hiland Partners amended merger agreement’s ~~limitation~~limitations on Hiland Partners’ ability to solicit third party offers. However, in considering this factor, the Hiland Partners Conflicts Committee noted that although the Hiland Companies had not been proactively shopped, the proposed transaction had been known to the public for ~~several~~almost ten months, and no third party had expressed an interest in buying either Hiland Partners or the general partner of Hiland Partners.

     ~~1.~~ 4. The possibility that the Hamm Continuing Investors could sell some or all of Hiland Partners, as the surviving entity following the Hiland Partners merger, or its assets to one or more purchasers at a valuation higher than that available in the Hiland Partners merger.
     The foregoing discussion of the information and factors considered by the Hiland Partners Conflicts Committee is not intended to be exhaustive, but includes the material factors considered by the Hiland Partners Conflicts Committee. In view of the variety of factors considered in connection with its evaluation of the Hiland Partners merger, the Hiland Partners Conflicts Committee did not find it practicable to, and did not, quantify or otherwise assign specific weights to the factors considered in reaching its determination and recommendation. In addition, each of the members of the Hiland Partners Conflicts Committee may have given differing weights to different factors. On balance, the Hiland Partners Conflicts Committee believed that the positive factors discussed above outweighed the negative factors discussed above. The Hiland Partners Conflicts Committee expressly adopted the analysis of Jefferies & Company and considered such analysis and opinion, among other factors, in reaching its determination as to the substantive fairness of the going private transactions contemplated by the Hiland Partners amended merger agreement to the Hiland Partners public unitholders.
     The Hiland Partners Conflicts Committee believes that sufficient procedural safeguards were and are present to ensure the fairness of the Hiland Partners merger and to permit the Hiland Partners Conflicts Committee to represent effectively the interests of the Hiland Partners public unitholders, each of which the Hiland Partners Conflicts Committee believes supports its decision and provides assurance of the fairness of the Hiland Partners merger to the Hiland Partners public unitholders. The Hiland Partners Conflicts Committee determined that the process it followed in making its determination and recommendation with respect to the Hiland Partners amended merger agreement was procedurally fair to the Hiland Partners public unitholders ~~because:~~for the reasons discussed in the joint definitive proxy statement.
~~1.~~	~~The Hiland Partners Conflicts Committee consisted solely of directors who are not officers or controlling unitholders of Hiland Partners, or affiliated with Mr. Hamm or any of the Hamm Continuing Investors, and the Hiland Partners Conflicts Committee was charged with representing the interests of~~
     The Hiland Partners Conflicts Committee did not consider liquidation value, net book value or going concern value in determining the fairness of the Hiland Partners merger to the Hiland Partners public unitholders~~.~~
~~1.~~	~~The members of the Hiland Partners Conflicts Committee were adequately compensated for their services and their compensation was in no way contingent on their approving the Hiland Partners merger agreement or the Hiland Partners merger.~~

~~1.~~	~~Other than by the immediate vesting of any restricted common units issued and outstanding to non-employee directors of Hiland Partners pursuant to the Hiland Partners, LP Long-Term Incentive Plan immediately prior to the effective time of the Hiland Partners merger, the members of the Hiland Partners Conflicts Committee will not personally benefit from the completion of the Hiland Partners merger in a manner different from the Hiland Partners public unitholders.~~

~~1.~~	 ~~The Hiland Partners Conflicts Committee retained and was advised by independent legal counsel, Conner & Winters, and an independent financial advisor, Jefferies & Company.~~

~~1.~~	 ~~From the date that the January 15 Proposal was announced to the time of the Hiland Partners Conflicts Committee’s determination and recommendations, no third parties indicated any interest in pursuing a transaction with Hiland Partners or Hiland Holdings.~~

~~1.~~	 ~~The Hiland Partners Conflicts Committee and its legal counsel and financial advisor conducted due diligence regarding the Hiland Companies and their prospects and considered all viable alternatives for Hiland Partners in addition to the proposed Hiland Partners merger agreement.~~

~~1.~~	 ~~The Hiland Partners Conflicts Committee received the opinion of Jefferies & Company that, as of June 1, 2009, and based on and subject to the factors and assumptions set forth in the opinion, the merger~~

~~consideration to be received by the Hiland Partners public unitholders pursuant to the Hiland Partners merger agreement was fair, from a financial point of view, to such holders.~~

~~1.~~	 ~~The Hiland Partners Conflicts Committee had the ultimate authority to decide whether or not to proceed with the proposed transaction or any alternatives, and the Hiland Partners Board of Directors resolved not to recommend, authorize, approve or endorse the January 15 Proposal or any other merger, acquisition or similar proposal involving Hiland Partners and the Hamm Continuing Investors or any of their affiliates unless such transaction was recommended to the Hiland Partners Board of Directors by the Hiland Partners Conflicts Committee.~~

~~1.~~	 ~~The requirement that the Hiland Partners merger agreement and the Hiland Partners merger be approved by holders of a majority of the Hiland Partners common units held by Hiland Partners public unitholders entitled to vote thereon voting as a class.~~

~~1.~~	 ~~The Hiland Partners Conflicts Committee, with the assistance of its legal and financial advisors, negotiated the terms of the Hiland Partners merger agreement on an arm’s-length basis with Mr. Hamm and his legal and financial advisors.~~

~~1.~~	 ~~The Hiland Partners Conflicts Committee was aware that it had no obligation to recommend any transaction, including the proposal put forth by Mr. Hamm.~~
     ~~The Hiland Partners Conflicts Committee determined that the merger is procedurally fair to the Hiland Partners public unitholders despite the fact that the Hiland Partners Conflicts Committee did not retain an unaffiliated representative to act solely on behalf of the Hiland Partners public unitholders for purposes of negotiating the terms of a going-private transaction. In this regard, the Hiland Partners Conflicts Committee believes that it was not necessary to retain an unaffiliated representative to act solely on behalf of the Hiland Partners public unitholders for purposes of negotiating the terms of a going-private transaction, because the Hiland Partners Conflicts Committee was charged with representing the interests of the Hiland Partners public unitholders, the Hiland Partners Conflicts Committee consisted solely of directors who are not officers or controlling unitholders of Hiland Partners, or affiliated with Mr. Hamm or any of the Hamm Continuing Investors, it engaged independent financial and legal advisors to act on its behalf and it was actively involved in deliberations and negotiations regarding the Hiland Partners Merger on behalf of the Hiland Partners public unitholders.~~
     ~~The Hiland Partners Conflicts Committee did not consider liquidation value in determining the fairness of the Hiland Partners merger to the Hiland Partners public unitholders because of its belief, after consulting with its financial advisor, that liquidation value does not present a meaningful valuation for Hiland Partners and its business as Hiland Partners’ value is derived from the cash flows generated from its continuing operations rather than from the value of assets that might be realized in a liquidation.~~
     ~~The Hiland Partners Conflicts Committee also did not consider net book value in determining the fairness of the Hiland Partners merger to the Hiland Partners public unitholders because of its belief, after consulting with its financial advisor, that net book value does not present a meaningful valuation metric for Hiland Partners and its business as Hiland Partners’ value is derived from the cash flows generated from its continuing operations.~~
     ~~The Hiland Partners Conflicts Committee also did not consider going concern value in determining the fairness of the Hiland Partners merger to the Hiland Partners public unitholders because of its belief, after consulting with its financial advisor, that going concern value does not present a meaningful valuation metric for Hiland Partners as Hiland Partners was likely to be in violation of the leverage ratio covenant under the Hiland Operating Credit Agreement, the Hiland Companies could not continue operating without some sort of capital infusion or resolution of this default, and obtaining such a capital infusion or a waiver or amendment under the Hiland Operating Credit Agreement were not viable alternatives.~~ for the reasons discussed in the joint definitive proxy statement.
     The Hiland Partners Board of Directors
     ~~The Hiland Partners Board of Directors consists of eight directors: Harold Hamm, Joseph L. Griffin, Matthew S. Harrison, Edward D. Doherty, Michael L. Greenwood, John T. McNabb, II, Shelby E. Odell, and Rayford T.~~

~~Reid. When the Hiland Partners Board of Directors received the January 15 Proposal, Dr. David L. Boren was also a member of the Hiland Partners Board of Directors. Mr. Boren subsequently resigned on March 13, 2009.~~
     ~~The directors of Hiland Partners have different interests in the Hiland Partners merger than the Hiland Partners public unitholders, generally. In particular:~~
~~•~~	~~Affiliates of Mr. Hamm, the Chairman of the Board of Directors of each of the Hiland Companies, are counterparties to the Hiland Companies in each of the merger agreements and will acquire, along with the Hamm family trusts, all of the outstanding common units of each of the Hiland Companies not already owned by the Hamm Continuing Investors (other than certain restricted common units discussed below) pursuant to the merger agreements.~~

~~•~~	~~six of the eight members of the Hiland Partners Board of Directors serve as members of the Hiland Holdings Board of Directors, and therefore have certain duties and obligations to the unitholders of each Hiland Company as provided in the respective partnership agreements of the Hiland Companies;~~

~~•~~	~~the non-employee directors of Hiland Partners hold restricted common units of Hiland Partners, which will vest immediately prior to the effective time of the Hiland Partners merger and automatically convert into the right to receive the Hiland Partners merger consideration in the Hiland Partners merger;~~

~~•~~	~~certain employee directors of Hiland Partners own phantom units in Hiland Partners that will remain outstanding as equity interests in the surviving entity following the Hiland Partners merger. Additionally, if any employee directors of Hiland Partners are granted restricted common units, phantom units or unit options under the Hiland Partners, LP Long-Term Incentive Plan or the Hiland Holdings GP, LP Long-Term Incentive Plan in the ordinary course of business prior to the effective time of the Hiland Partners merger or the Hiland Holdings merger, as applicable, such equity interests will remain outstanding following the effective time of the Hiland Partners merger or the Hiland Holdings merger, as applicable;~~

~~•~~	~~certain members of the Hiland Partners Board of Directors hold Hiland Holdings common units which will convert into the right to receive the Hiland Holdings merger consideration in the Hiland Holdings merger;~~

~~•~~	~~certain members of the Hiland Partners Board of Directors who also serve on the Hiland Holdings Board of Directors, as well as Mr. Odell, who was formerly a member of the Hiland Holdings Board of Directors, hold restricted common units in Hiland Holdings, which will vest immediately prior to the effective time of the Hiland Holdings merger and automatically convert into the right to receive the Hiland Holdings merger consideration in the Hiland Holdings merger;~~

~~•~~	~~the members of the Hiland Partners Conflicts Committees have received payments in the amount of $30,000 each for their consideration and negotiation of the mergers, which payments were not contingent on any outcome of the consideration or negotiations;~~

~~•~~	~~Joseph L. Griffin and Matthew S. Harrison, who are members of the Board of Directors and the Chief Executive Officer and Chief Financial Officer, respectively, of each of the Hiland Companies, have agreed to vote their common units of Hiland Partners in favor of the Hiland Partners merger agreement and the Hiland Partners merger, have been offered continued employment with the surviving entities after the effective times of the mergers, and may enter into or be provided new employment, retention and compensation arrangements (although no such arrangements have been proposed or agreed to); and~~

~~•~~	~~certain indemnification arrangements and insurance policies for directors and officers of the general partner of Hiland Partners will be continued for six years by the surviving entity in the Hiland Partners merger if the Hiland Partners merger is completed.~~

     ~~For a complete discussion of these and other interests of the members of the Hiland Partners Board of Directors in the Hiland Partners merger, see “Special Factors— Interests of Certain Persons in the Mergers.”~~
     ~~Because of such actual and potential conflicts, the Hiland Partners Board of Directors authorized the Hiland Partners Conflicts Committee to review, evaluate and make recommendations to the Hiland Partners Board of Directors and the Hiland Partners public unitholders regarding Mr. Hamm’s proposal and any potential alternatives thereto. On June 1,~~On November 3, 2009, the Hiland Partners Board of Directors met to consider the report and recommendation of the Hiland Partners Conflicts Committee~~.~~ related to the October 26 Revised Proposal. On the basis of the Hiland Partners Conflicts Committee’s recommendation and the other factors described below, each of the six members of the Hiland Partners Board of Directors participating in the meeting unanimously (1) determined that the Hiland Partners amended merger agreement and the transactions contemplated by the Hiland Partners amended merger agreement, including the Hiland Partners merger, were advisable, fair to, and in the best interests of, Hiland Partners and Hiland Partners public unitholders and (2) recommended that the Hiland Partners public unitholders vote to approve the Hiland Partners amended merger agreement and the Hiland Partners merger.
     ~~Neither~~As was the case in connection with the Hiland Partners Board of Directors’ consideration and vote on the original merger agreement, neither of Messrs. Hamm nor Reid participated in the Hiland Partners Board of Directors’ consideration or ~~vote on these matters. Mr. Hamm did not feel his participation was appropriate given that the Hiland Partners Board of Directors was evaluating his offer to acquire Hiland Partners. Mr. Reid did not feel participation was appropriate given his professional relationship with Mr. Hamm, through which he has historically provided Mr. Hamm and the Hamm family trusts with financial advisory services, including in connection with evaluating strategic alternatives with respect to the Hiland Companies~~voted on these matters.
     Because Messrs. Hamm and Reid abstained from voting on the Hiland Partners amended merger agreement and the Hiland Partners merger, only four of the six non-employee members of the Hiland Partners Board of Directors voted to approve the Hiland Partners amended merger agreement and the Hiland Partners merger.
     In determining that the Hiland Partners amended merger agreement is advisable, fair to, and in the best interests of, Hiland Partners and the Hiland Partners public unitholders and approving the Hiland Partners amended merger agreement and the transactions contemplated by the Hiland Partners amended merger agreement, including the Hiland Partners merger, and recommending that the Hiland Partners public unitholders vote for the approval of the Hiland Partners amended merger agreement and the Hiland Partners merger, the Hiland Partners Board of Directors considered a number of factors, including the following material factors:
•	the unanimous determination and recommendation of the Hiland Partners Conflicts Committee;

•	the opinion of Jefferies & Company delivered orally at the Hiland Partners Conflicts Committee meeting and presented at the Hiland Partners Board of Directors meeting on ~~June 1,~~November 3, 2009, and subsequently confirmed in writing, that, based upon and subject to the factors and assumptions set forth in the opinion, the Hiland Partners merger consideration of $~~7.75~~10.00 per common unit to be received by the holders of common units of Hiland Partners (other than the Hiland Partners rollover common unitholders) pursuant to the Hiland Partners amended merger agreement was fair, from a financial point of view, to the Hiland Partners public unitholders, as of the date of such opinion, as described in the opinion of Jefferies & Company;

•	the financial presentation of Jefferies & Company in connection with the foregoing opinion that was presented to the Hiland Partners Board of Directors at the request of the Hiland Partners Conflicts Committee;

•	the fact that the Hiland Partners merger consideration and the other terms of the Hiland Partners merger agreement resulted from negotiations between the Hiland Partners Conflicts Committee and Mr. Hamm, and the Hiland Partners Board of Directors’ belief that $~~7.75~~10.00 in cash for each Hiland Partners common unit represented the highest per common unit consideration that could be negotiated; and

•	the factors considered by the Hiland Partners Conflicts Committee, including the positive factors and potential benefits of the Hiland Partners amended merger agreement, the risks and potentially negative factors relating to the Hiland Partners amended merger agreement, and the factors relating to procedural safeguards, each as described in “— The Hiland Partners Conflicts Committee” above.
     In doing so, the Hiland Partners Board of Directors expressly adopted the analysis of the Hiland Partners Conflicts Committee, which is discussed above.
     The foregoing discussion of the information and factors considered by the Hiland Partners Board of Directors includes the material factors considered by the Hiland Partners Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Hiland Partners merger, the Hiland Partners Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Hiland Partners Board of Directors approved and recommends the Hiland Partners amended merger agreement and the Hiland Partners merger based upon the totality of the information presented to and considered by it.
     The Hiland Partners Board of Directors did not consider liquidation value or net book value in determining the fairness of the Hiland Partners merger to the Hiland Partners public unitholders ~~because of its belief, after considering the factors considered by the Hiland Partners Conflicts Committee, that liquidation value does not present a meaningful valuation for Hiland Partners and its business as Hiland Partners’ value is derived from the cash flows generated from its continuing operations rather than from the value of assets that might be realized in a liquidation.The Hiland Partners Board of Directors also did not consider net book value in determining the fairness of the merger to the Hiland Partners public unitholders because of its belief, after considering the factors considered by the Hiland Partners Conflicts Committee, that net book value does not present a meaningful valuation metric for Hiland Partners and its business as Hiland Partners’ value is derived from the cash flows generated from its continuing operations~~for the reasons discussed in the joint definitive proxy statement.
     The Hiland Partners Board of Directors believes that the Hiland Partners merger is procedurally fair ~~because (1) of the independence, absence of conflicts of interest and role and actions of the Hiland Partners Conflicts Committee members (permitting them to represent effectively the interests of the Hiland Partners public unitholders), (2) of the approval of the Hiland Partners merger agreement by a majority of the directors who are not employees of Hiland Partners and (3) the terms of the Hiland Partners merger agreement require the approval of a majority of the publicly-held Hiland Partners common units. The Hiland Partners Board of Directors believes that each of these procedural safeguards supports its decision and provides assurance of the fairness of the Hiland Partners merger to the Hiland Partners public unitholders~~for the reasons discussed in the joint definitive proxy statement.

Annex B
Opinion of Financial Advisor of the Hiland Partners Conflicts Committee
     Jefferies & Company was engaged by the Hiland Partners Conflicts Committee to render an opinion to the Hiland Partners Conflicts Committee as to whether the merger consideration of $~~7.75~~10.00 in cash per common unit to be received by the Hiland Partners public unitholders pursuant to the Hiland Partners amended merger agreement was fair, from a financial point of view, to such holders. The Hiland Partners Conflicts Committee spoke with seven financial advisory firms, and after due consideration, the Hiland Partners Conflicts Committee selected Jefferies & Company for the purpose of providing a fairness opinion to the Hiland Partners Conflicts Committee, in light of Jefferies & Company’s relevant industry experience and prior representation of special committees and conflicts committees. On ~~June 1,~~November 3, 2009, Jefferies & Company delivered to the Hiland Partners Conflicts Committee its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, based upon and subject to the assumptions, limitations, qualifications and factors contained in its opinion and described below, the merger consideration to be received by the Hiland Partners public unitholders pursuant to the Hiland Partners amended merger agreement was fair, from a financial point of view, to such holders. The ~~June 1,~~November 3, 2009 opinion of Jefferies & Company is referred to hereinafter in this “Opinion of ~~Jefferies & Company, Inc.~~Hiland Partners Conflicts Committee Financial Advisors” section as the “opinion.”
     The full text of the opinion is attached as Annex ~~C~~B to this ~~joint~~ proxy ~~statement~~supplement and incorporated into this ~~joint~~ proxy ~~statement~~supplement by reference. We urge you to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at the opinion.
     The opinion is for the use and benefit of the general partner of Hiland Partners and the Hiland Partners Conflicts Committee in their consideration of the Hiland Partners merger. The opinion does not address the relative merits of the transactions contemplated by the Hiland Partners amended merger agreement as compared to any alternative transaction or opportunity that was, or might be, available to Hiland Partners, nor does it address the underlying business decision by Hiland Partners to engage in the Hiland Partners merger or the terms of the Hiland Partners amended merger agreement or the documents referred to therein. The opinion does not constitute a recommendation as to whether any holder of common units should vote on the Hiland Partners merger or any matter related thereto. In addition, the Hiland Partners Conflicts Committee did not ask Jefferies & Company to address, and the opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Hiland Partners, other than the holders of common units of Hiland Partners. Jefferies & Company expresses no opinion as to the price at which common units will trade at any time. Furthermore, Jefferies & Company does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by, any of Hiland Partners’ officers, directors or employees, or any such class of such persons, in connection with the Hiland Partners amended merger agreement relative to the merger consideration to be received by holders of common units. The opinion has been authorized by a Fairness Committee of Jefferies & Company.
     In arriving at its opinion, Jefferies & Company has, among other things:
     (i) reviewed ~~a draft of~~ the Hiland Partners original merger agreement and a draft of Hiland Partners Amendment No. 2, dated ~~May 28,~~November 2, 2009;
     (ii) reviewed certain publicly available financial and other information about Hiland Partners;
     (iii) reviewed certain information furnished by Hiland Partners’ management, including financial forecasts and analyses, relating to the business, operations and prospects of Hiland Partners;
     (iv) held discussions with members of senior management of Hiland Partners concerning the matters described in clauses (ii) and (iii) above;
     (v) reviewed the trading price history and valuation multiples for the common units and compared them with those of certain publicly traded entities that Jefferies & Company deemed relevant;

     (vi) compared the proposed financial terms of the Hiland Partners merger under the Hiland Partners amended merger agreement with the financial terms of certain other transactions that Jefferies & Company deemed relevant; and
     (vii) conducted such other financial studies, analyses and investigations as Jefferies & Company deemed appropriate.
     In Jefferies & Company’s review and analysis and in rendering its opinion, Jefferies & Company assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to Jefferies & Company or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies & Company. Included in the financial information provided to Jefferies & Company were certain financial forecasts, dated ~~May 28,~~October 23, 2009, which are disclosed herein beginning on page ~~113.~~ 51. In Jefferies & Company’s review, Jefferies & Company did not obtain any independent evaluation or appraisal of any of the assets or liabilities, nor did Jefferies & Company conduct a physical inspection of any of the properties or facilities, of Hiland Partners, nor was Jefferies & Company furnished with any such evaluations or appraisals of such physical inspections, nor does Jefferies & Company have any responsibility to obtain any such evaluations or appraisals.
     With respect to the financial forecasts provided to and examined by Jefferies & Company, Jefferies & Company notes that projecting future results of any company is inherently subject to uncertainty. Hiland Partners informed Jefferies & Company, however, and Jefferies & Company assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Hiland Partners as to the future financial performance of Hiland Partners. Jefferies & Company expresses no opinion as to any such financial forecasts or the assumptions on which they were made.
     Jefferies & Company’s opinion was based on economic, monetary, regulatory, market and other conditions existing and that could be evaluated as of the date of its opinion. Jefferies & Company has no obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies & Company may have become aware after the date of its opinion.
     Jefferies & Company made no independent investigation of any legal or accounting matters affecting Hiland Partners, and Jefferies & Company assumed the correctness in all respects material to its analysis of all legal and accounting advice given to Hiland Partners and the Hiland Partners Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Hiland Partners amended merger agreement to Hiland Partners and the holders of Hiland Partners common units. In addition, in preparing its opinion, Jefferies & Company did not take into account any tax consequences of the transaction to any holder of Hiland Partners common units. Jefferies & Company assumed that the final form of ~~the~~ Hiland Partners ~~merger agreement~~Amendment No. 2 would be substantially similar to the draft, dated ~~May 28,~~November 2, 2009, reviewed by Jefferies & Company. Jefferies & Company also assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Hiland Partners merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Hiland Partners, Parent or the contemplated benefits of the Hiland Partners merger in any way meaningful to Jefferies & Company’s analysis.
     Jefferies & Company’s opinion was based on and subject to a number of assumptions, factors, and limitations. Specifically, Jefferies & Company assumed:
•	the accuracy and completeness of all financial and other information that was supplied or otherwise made available to Jefferies & Company or that was publicly available;

•	that financial forecasts of Hiland Partners were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Hiland Partners as to the future financial performance of Hiland Partners;

•	the correctness in all respects material to Jefferies & Company’s analysis of all legal and accounting advice given to Hiland Partners and the Hiland Partners Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Hiland Partners amended merger agreement to Hiland Partners and the Hiland Partners public unitholders;

•	the final form of ~~the~~ Hiland Partners ~~merger agreement~~Amendment No. 2 would be substantially similar to the last draft reviewed by Jefferies & Company;

•	that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Hiland Partners merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Hiland Partners, Parent or the contemplated benefits of the Hiland Partners merger in any way meaningful to Jefferies & Company’s analysis; and

•	that the terms of the Hiland Partners amended merger agreement are the most beneficial terms from Hiland Partners’ perspective that could under the circumstances be negotiated among the parties to such transactions.
     The following is a brief summary of the analyses performed by Jefferies & Company in connection with its opinion. This summary is not intended to be an exhaustive description of the analyses performed by Jefferies & Company but includes all material factors considered by Jefferies & Company in rendering its opinion. Jefferies & Company drew no specific conclusions from any individual analysis, but subjectively factored its observations from all of these analyses into its qualitative assessment of the merger consideration. Each analysis performed by Jefferies & Company is a common methodology utilized in determining valuations. Although other valuation techniques may exist, Jefferies & Company believes that the analyses described below, when taken as a whole, provide the most appropriate analyses for Jefferies & Company to arrive at its opinion.
     Comparable Public Company Analysis
     Jefferies & Company utilized comparable public company analysis, which values a target company by reference to publicly-traded companies with similar products, similar operating and financial characteristics and servicing similar ~~service~~ markets. Jefferies & Company reviewed and compared selected financial data for eleven publicly traded companies in the energy industry. ~~Five of the companies chosen derived more than 50% of their estimated 2009 cash flow from fee-based contracts, and six~~ Six of the companies chosen derived more than 50% of their estimated 2009 cash flow from non fee-based contracts, ~~although Copano Energy, L.L.C. was excluded from trimmed mean calculations due to its significant hedge positions that reduce sensitivity to commodity prices over the next three years.~~ and five of the companies chosen derived more than 50% of their estimated 2009 cash flow from fee-based contracts. Hiland Partners has a high percentage of its contract mix tied to non-fee based revenue streams, which are sensitive to commodity prices. The comparable companies chosen by Jefferies & Company included:
     ~~Fee-Based~~
~~•~~	~~Crosstex Energy, L.P.~~

~~•~~	~~DCP Midstream Partners, LP~~

~~•~~	~~Quicksilver Gas Services LP~~

~~•~~	~~Regency Energy Partners LP~~

~~•~~	~~Western Gas Partners, LP~~
     Non Fee-Based
•	Atlas Pipeline Partners, LP

•	Copano Energy, L.L.C.

•	Eagle Rock Energy Partners, L.P.

•	MarkWest Energy Partners, L.P.

•	Targa Resources Partners LP

•	Williams Partners L.P.
     Fee-Based
•	Crosstex Energy, L.P.

•	DCP Midstream Partners, LP

•	Quicksilver Gas Services LP

•	Regency Energy Partners LP

•	Western Gas Partners, LP
     For each of the comparable companies, Jefferies & Company calculated the total enterprise value as a multiple of (i) that company’s ~~revenue~~EBITDA for the noted last twelve month (“LTM”) periods; (ii) that company’s ~~projected revenue~~EBITDA, to the extent available, for the year ending December 31, 2009, as reflected in certain First Call estimates; (iii) that company’s ~~projected revenue~~estimated EBITDA, to the extent available, for the year ending December 31, 2010, as reflected in certain First Call estimates; (iv) that company’s estimated ~~EBITDA for the noted LTM periods; (v) that company’s EBITDA~~earnings per unit (“EPU”), to the extent available, for the year ending December 31, 2009, as reflected in certain First Call estimates; and (~~vi~~v) that company’s estimated ~~EBITDA~~EPU, to the extent available, for the year ending December 31, 2010, as reflected in certain First Call estimates. Total enterprise value (“TEV”) was calculated as equity market value, plus net debt, ~~all as of May 28, 2009.~~as of October 30, 2009 and September 30, 2009, respectively. Net debt equals total debt plus minority interest less cash and cash equivalents. Jefferies & Company then calculated each company’s distributable cash yield using (a) that company’s most recent declared distribution, annualized, divided by that company’s unit price as of ~~May 28,~~October 30, 2009, (b) that company’s estimated distributable cash, to the extent available, for the year ending December 31, 2009, as reflected in certain First Call estimates and dividing by that company’s unit price as of ~~May 28,~~October 30, 2009, and (c) that company’s estimated distributable cash, to the extent available, for the year ending December 31, 2010, as reflected in certain first call estimates and dividing by that company’s unit price as of ~~May 28,~~October 30, 2009.
     Utilizing the most representative multiple range, which emphasized companies with low or no projected distribution yields, within the comparable public company set, Jefferies & Company then calculated a range of implied values per common unit based on (i) Hiland Partners’ LTM EBITDA; (ii) Hiland Partners’ projected EBITDA for the year ending December 31, 2009, based on Hiland Partners management’s estimates, where the estimated downside projected EBITDA assumed inlet natural gas volumes were risked at 95%; ~~and~~ (iii) Hiland Partners’ projected EBITDA for the year ending December 31, 2010, based on Hiland Partners management’s estimates, where the estimated downside projected EBITDA assumed inlet natural gas volumes were risked at 95%~~.~~; (iv) Hiland Partners’ projected EPU for the year ending December 31, 2009, based on Hiland Partners management’s estimates, where the estimated downside projected EPU assumed inlet natural gas volumes were risked at 95%; and (v) Hiland Partners’ projected EPU for the year ending December 31, 2010, based on Hiland Partners management’s estimates, where the estimated downside projected EPU assumed inlet natural gas volumes were risked at 95%. Jefferies & Company then calculated a range of implied values per common unit by dividing (i) Hiland Partners’ current distributable cash; (ii) Hiland Partners’ projected distributable cash for the year ending December 31, 2009, based on Hiland Partners management’s estimates; and (iii) Hiland Partners’ projected distributable cash for the year ending December 31, 2010, based on Hiland Partners management’s estimates, in each case, by the most representative range of distributable cash yields within the comparable public company set. For further detail regarding the results of the calculations described above for each of the comparable companies, please see page ~~30~~31 of Jefferies & Company’s presentation to the Hiland Partners Conflicts Committee filed as Exhibit (c)(~~17~~18) to the Transaction Statement on Schedule 13E-3 (a “Schedule 13E-3”) filed by Hiland Partners on ~~July 1,~~November 9, 2009. The resulting ranges of implied values per common unit are set forth in the table below:

	Comparable Public			Hiland Partners
	Company Multiple			Metric		Implied per Unit Value
	Range	Hiland Partners		(Millions)		Range
TEV/LTM EBITDA	~~5.7~~6.3x - ~~6.7~~7.3x	~~5.0~~6.4 x		$	~~62.9~~54.5	$~~9.94~~9.17 - $~~16.53~~14.88
TEV/EBITDA 2009E	~~7.2~~6.0 x - ~~8.2~~7.0 x	~~7.0~~6.2	x	$	~~44.8~~55.7	$~~4.73~~8.05 - $~~10.98~~14.26 (1)
TEV/EBITDA 2010E	~~6.8~~6.5 x - ~~7.8~~7.5 x	~~6.6~~6.1	x	$	~~48.0~~56.8	$~~3.76~~9.28 - $~~11.46~~18.08 (1)

	Comparable Public			Hiland Partners
	Company Multiple			Metric	Implied per Unit Value
	Range	Hiland Partners		(Millions)	Range
Price/EPU 2009E	0.0x - 0.0x	0.0	x	$0.00	$0.00 - $0.00 (1)
Price/EPU 2010E	9.0x - 11.0 x	10.8	x	$0.91	$4.16 - $10.02 (1)
Current Distributable Cash Yield	~~7.1~~6.0% - ~~17.1~~8.0%	0%		$0.00	$0.00
Distributable Cash Yield 2009E	~~7.4~~1.0% - ~~17.4~~3.0%	0%		$0.00	$0.00
Distributable Cash Yield 2010E	~~7.5~~0.0% - ~~17.5~~2.0%	0%		$0.00	$0.00

(1)	Downside assumes inlet natural gas volumes risked at 95%.
     Jefferies & Company then compared the ranges of implied values per common unit against (i) the Hiland Partners closing unit price of $~~5.40~~9.81 per unit on ~~May 28,~~October 30, 2009; and (ii) the merger consideration of $~~7.75~~10.00 per unit to be received by the Hiland Partners public unitholders.
     No company utilized in the comparable public company analysis is identical to Hiland Partners. Jefferies & Company made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hiland Partners. Mathematical analysis of comparable public companies in isolation from other analyses is not an effective method of evaluating transactions. Relative valuation methodologies, such as comparable public company analysis, are less illustrative given Hiland Partners’ limited public float, small market capitalization relative to its peers, and lower trading volume relative to its peers.
     Premiums Paid Analysis
     Jefferies & Company utilized a premiums paid analysis, a method of ~~valuing a target business by analyzing the~~applying premiums paid in selected merger ~~and acquisition~~ transactions~~.~~ to closing share prices of a company. Using publicly available information, Jefferies & Company conducted a premiums paid analysis using a sample of ~~19~~23 transactions announced since April 7, 2004. Each of the ~~19~~23 transactions (i) was a change of control transaction and (ii) involved companies in the energy industry, which is the industry in which Hiland Partners operates. Based on these factors and Jefferies & Company’s experience with transactions in the energy industry, Jefferies & Company determined that these ~~19~~23 transactions were relevant for purposes of the premiums paid analysis. The ~~19~~23 change of control transactions used by Jefferies & Company in its premiums paid analysis were:

Announcement Date	~~Date~~ Buyer	Seller
August 31, 2009	Baker Hughes	BJ Services
June 2, 2009	Cameron International	NATCO Group
April 29, 2009	Enterprise Products Partners	TEPPCO Partners
April 28, 2009	Atlas America Inc	Atlas Energy Resources LLC
~~•~~ August 25, 2008	Precision Drilling, Inc.	Grey Wolf Inc.
~~•~~ July 29, 2008	Sempra Energy	EnergySouth Inc.
~~•~~ May 5, 2008	Schlumberger Limited	Saxon Energy Services Inc.
~~•~~ November 29, 2007	VeraSun Energy Corporation	US BioEnergy Corp.
~~•~~ September 5, 2007	MarkWest Energy Partners LP	Markwest Hydrocarbon, Inc.
~~•~~ July 17, 2007	Plains Exploration & Production Company	Pogo Producing Company
~~•~~ June 11, 2007	Helix Energy Solutions Group, Inc.	Horizon Offshore, Inc.
~~•~~ March 19, 2007	Hercules Offshore, Inc.	TODCO
~~•~~ November 13, 2006	Western Refining, Inc.	Giant Industries, Inc.
~~•~~ April 21, 2006	Petrohawk Energy Corporation	KCS Energy, Inc.
~~•~~ January 23, 2006	Helix Energy Solutions Group, Inc.	Remington Oil & Gas Corp.
~~•~~ December 12, 2005	ConocoPhillips	Burlington Resources Company
~~•~~ October 13, 2005	Occidental Petroleum Corporation	Vintage Petroleum, Inc.
~~•~~ September 19, 2005	Norsk Hydro ASA	Spinnaker Exploration Company
~~•~~ April 4, 2005	Petrohawk Energy Corporation	Mission Resources Corporation
~~•~~ January 26, 2005	Cimarex Energy Co.	Magnum Hunter Resources, Inc.
~~•~~ December 16, 2004	Noble Energy, Inc.	Patina Oil & Gas Corporation
~~•~~ April 15, 2004	EnCana Corporation	Tom Brown, Inc.

Announcement Date	~~Date~~ Buyer	Seller
~~•~~ April 7, 2004	Kerr-McGee Corporation	Westport Resources Corporation
     For each of the target companies involved in the ~~19~~23 transactions, Jefferies & Company examined the closing unit price one trading day prior to announcement of the initial offer in connection with each transaction in order to calculate the high and low premiums paid by the acquiror over the target company’s closing unit price at such point in time. Jefferies & Company then compared those premiums to (i) the premium implied by the January 15 Proposal of $9.50 per common unit of Hiland Partners over Hiland Partners’ common unit price on one trading day prior to the announcement of the January 15 Proposal ($7.90), and (ii) the $~~7.75~~10.00 proposed merger consideration over Hiland Partners’ common unit price on one trading day prior to the announcement of the revised offer of $~~7.75~~10.00 per common unit of Hiland Partners ($~~8.18). Jefferies & Company believed that this method was less illustrative of value because of the significant deterioration in Hiland Partners’ operations since the date of the January 15 Proposal.~~7.80). A summary of the premiums observed in the premiums paid analysis is set forth in the table below:

Premium Percentage	One Day Prior
High		34.4%
Mean		~~18.5~~17.9%
Median		~~20.9~~20.2%
Low		~~1.9~~0.3%
Implied Equity Price Per Unit ~~of~~One Day Prior to the January 15 Proposal
High	$	~~10.61~~10.48
Low	$	~~8.05~~7.83
Implied Equity Price Per Unit of the Merger
High	$	~~10.99~~10.61
Low	$	~~8.38~~7.93
Implied Merger Premium Per Unit
January 15 Proposal ~~of~~ ($9.50/unit)		20.3%
~~Merger Consideration of $7.75~~ One Day Prior to the Revised Offer ($7.80 /unit)		~~(5.3)~~28.2%
     Comparable Transactions Analysis
     Using publicly available information, Jefferies & Company examined the 24 transactions listed below, announced since January 1, 2005, that involved gathering and processing companies. Jefferies & Company selected these transactions because they involved companies with businesses that are reasonably similar to that of Hiland Partners. The transactions considered and the month and year each transaction was announced were as follows:

Month and Year
Announced	Target	Acquiror
October 2009	Carrizo Oil & Gas Incorporated	Delphi Midstream Partners LLC
September 2009	Chesapeake Energy Corporation	Global Infrastructure Partners
August 2009	Crosstex Energy LP	Kinder Morgan Energy Partners LP
August 2009	GMX Resources Incorporated	Kinder Morgan Energy Partners LP
July 2009	Atlas Pipeline Partners LP	Penn Virginia Resource Partners LP
July 2009	Anadarko Petroleum Corporation	Western Gas Partners LP
June 2009	Chesapeake Energy Corporation	Undisclosed
June 2009	EXCO Resources Incorporated	BG Group plc
June 2009	Crosstex Energy LP	Southcross Energy LLC
June 2009	Whiting Petroleum Corp	Undisclosed private independent oil company
May 2009	Berry Petroleum Company	Undisclosed private company
May 2009	SandRidge Energy Inc	TCW Asset Management Company
April 2009	Atlas Pipeline Partners LP	Spectra Energy Partners LP
June 2007	Anadarko Petroleum Corp	Atlas Pipeline Partners
May 2007	NGP Energy Capital Management/Ray Davis	Enterprise GP Holdings
November 2006	Williams Companies	Williams Partners
May 2006	BP plc	Plains All American Pipeline
April 2006	Williams Companies	Williams Partners
March 2006	Wisconsin Energy Corp/WPS Resources Corp	ONEOK Partners

Month and Year
Announced	Target	Acquiror
February 2006	ONEOK Partners	TC Pipelines/TransCanada Corp
October 2005	EnCana Corp	Provident Energy Trust
August 2005	El Paso Corp	Crosstex Energy
July 2005	AIG Highstar Capital	Caisse de depot et placement du Quebec/GE
January 2005	Alon Israel Oil Co	Holly Energy Partners
     Using publicly available estimates and other publicly available information for each of these transactions, Jefferies & Company reviewed the total enterprise value as a multiple of the target company’s EBITDA immediately preceding announcement of the transaction, which is referred to below as “Enterprise Value/ EBITDA.”
     This analysis indicated the following:
Selected Comparable Transactions Multiples

Benchmark	High	Low	Mean	Median
Enterprise Value/ EBITDA	14.2x	5.9x	8.9x	8.9x
     Using a reference range of 6.0x to 7.0x and Hiland Partners’ LTM EBITDA of $54.5 million, Jefferies & Company calculated an implied equity value range for Hiland Partners of $7.72 to $13.43 and compared this range to the Hiland Partners merger consideration of $10.00 per common unit. For further detail regarding the results of the calculations described above for each of the comparable transactions, please see page 33 of Jefferies & Company’s presentation to the Hiland Partners Conflicts Committee filed as Exhibit (c)(18) to the Schedule 13E-3 filed by Hiland Partners on November 9, 2009.
     No transaction utilized as a comparison in the comparable transaction analysis is identical to the merger. In evaluating the merger, Jefferies & Company made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond Hiland Partners’ and Jefferies & Company’s control. A purely mathematical analysis is not in itself a meaningful method of using comparable transaction data.
     Discounted Cash Flow Analysis
     Jefferies & Company utilized discounted cash flow analysis, which values a company as the sum of its unlevered (before financing costs) free cash flows over a forecast period and the company’s terminal or residual value at the end of the forecast period. Jefferies & Company examined the value of Hiland Partners based on projected free cash flow estimates, which were generated utilizing financial projections from ~~April~~October 1, 2009 through December 31, 2013. Those internal financial projections, dated ~~May 28,~~October 23, 2009, and disclosed herein beginning on page ~~113,~~51, were prepared by Hiland Partners’ management and were approved for Jefferies & Company’s use by the Hiland Partners Conflict Committee. As instructed by Hiland Partners, Jefferies & Company considered the risks and uncertainties of achieving the Hiland Partners forecasts and the possibility that the Hiland Partners forecasts will not be realized. Accordingly, Jefferies & Company performed a sensitivity analysis to illustrate the effect of different assumptions for changes in projected annual revenue growth and projected annual EBITDA margins from the Hiland Partners’ management forecasts.
     Jefferies & Company ascribed EBITDA exit multiples, which ranged from ~~7.5~~7.0x to ~~8.5~~8.0x, to the projected EBITDA for the LTM ending December 31, 2013, giving effect to Jefferies & Company’s sensitivity analysis. Jefferies & Company calculated a range of discount factors of 18.0%— 20.0% based on the Capital Asset Pricing Model using the average levered beta of the comparable public companies listed in the “Comparable Public Company Analysis” section. Based on those ranges of EBITDA exit multiples and discount rates, Jefferies & Company calculated the implied equity price per common unit value ranging from $0.00 to $~~2.35.~~ 4.20. Jefferies & Company then compared the implied equity prices per common unit values against the $~~7.75~~10.00 per common unit in cash to be received in the Hiland Partners merger.
     While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of Hiland Partners’ present or future value or results. Discounted cash flow analysis in isolation from other analyses is not an effective method of evaluating transactions. For further detail regarding the calculation of the implied equity price per common unit value range described above, please see pages ~~32~~34 and ~~33~~35 of Jefferies & Company’s presentation to the Hiland Partners Conflicts Committee filed as Exhibit (c)(~~17~~18) to the Schedule 13E-3 filed by Hiland Partners on ~~July 1,~~November 9, 2009.
     Conclusion
     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Jefferies & Company considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Jefferies & Company believes that selecting any portion of its analysis, without considering all analyses, would create an incomplete view of the process underlying its opinion. In performing its analyses, Jefferies & Company made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Hiland Partners. The analyses performed by Jefferies & Company are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The merger consideration was determined through negotiations between the Hiland Partners Conflicts Committee and Mr. Hamm and was recommended by the Hiland Partners Conflicts Committee for approval by the Hiland Partners Board of Directors and approved by the Hiland Partners Board of Directors. Jefferies & Company did not recommend any specific merger consideration to Hiland Partners, the Hiland Partners Conflicts Committee or the Hiland Partners Board of Directors or that any specific consideration constituted the only appropriate consideration with respect to the Hiland Partners amended merger agreement and the transactions contemplated thereby, including the Hiland Partners merger. A copy of the presentation materials presented by Jefferies & Company to the Hiland Partners Conflicts Committee in connection with the delivery of its opinion has been filed with the SEC as an exhibit to the Schedule 13E-3 filed by Hiland Partners on ~~July 1,~~November 9, 2009.
     Miscellaneous
     Jefferies & Company may seek, in the future, to provide financial advisory and financing services to Hiland Partners, the general partner of Hiland Partners or entities that are affiliated with Hiland Partners or its general partner, for which Jefferies & Company would expect to receive compensation. In the past two years, Jefferies & Company has received no compensation from Hiland Partners or its affiliates other than a fee of $550,000 for financial advisory services provided to the Hiland Partners Conflicts Committee in connection with evaluating the Hiland Partners merger and delivery of its opinion on June 1, 2009 in connection with the original merger agreement.
     Pursuant to an amended engagement letter dated October 27, 2009, Jefferies & Company was engaged by the Hiland Partners Conflicts Committee in connection with the delivery of the opinion and is entitled to a fee of $~~550,000~~350,000 for its services from Hiland Partners, ~~a portion of which was payable prior to the delivery of the opinion and the remainder~~all of which was payable upon the delivery of the opinion. Jefferies & Company also will be reimbursed for expenses incurred. Hiland Partners has agreed to indemnify Jefferies & Company against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies & Company under such engagement.
     In the ordinary course of its business, Jefferies & Company and its affiliates maintain a market in the securities of Hiland Partners and may trade or hold securities of Hiland Partners and/or its affiliates for Jefferies & Company and its affiliates’ own accounts and for accounts of their customers and, accordingly, may, at any time hold long or short positions in those securities.

Annex C
Recommendations of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger
     The Hiland Holdings Conflicts Committee
     The Hiland Holdings Conflicts Committee consists of two independent directors: Dr. Bobby B. Lyle and Dr. Cheryl L. Evans. In resolutions approved by the Hiland Holdings Board of Directors on February 19, 2009, the Hiland Holdings Conflicts Committee was authorized to review, evaluate and make recommendations to the Hiland Holdings Board of Directors with respect to Mr. Hamm’s proposed acquisition of the ~~publiclyheld~~publicly held Hiland Holdings common units and potential alternative transactions. The Hiland Holdings Conflicts Committee retained Fulbright as its independent legal counsel and Morris Nichols as its independent special Delaware legal counsel. In addition, the Hiland Holdings Conflicts Committee selected and the general partner of Hiland Holdings retained Barclays Capital as the independent financial advisor of the Hiland Holdings Conflict Committee. The Hiland Holdings Conflicts Committee oversaw the performance of financial and legal due diligence by its advisors, conducted an extensive review and evaluation of Mr. Hamm’s revised proposal and potential alternative transactions and conducted negotiations with Mr. Hamm and their representatives with respect to the Hiland Holdings merger agreement, including the amendments to that agreement, and the various other agreements related to the Hiland Holdings merger.
     The Hiland Holdings Conflicts Committee, by unanimous vote at a meeting held on ~~June 1,~~November 3, 2009, determined that the Hiland Holdings amended merger agreement and the transactions contemplated by the Hiland Holdings amended merger agreement were advisable, fair to, and in the best interests of, Hiland Holdings and the Hiland Holdings public unitholders. In addition, at the ~~June 1,~~November 3, 2009 meeting, the Hiland Holdings Conflicts Committee recommended that (1) the Hiland Holdings Board of Directors approve the Hiland Holdings amended merger agreement and the related agreements, and the consummation of the transactions contemplated thereby, including the Hiland Holdings merger and (2) the Hiland Holdings public unitholders vote in favor of approval of the Hiland Holdings amended merger agreement and the Hiland Holdings merger. In reaching its determination, the Hiland Holdings Conflicts Committee consulted with and received the advice of its independent financial and legal advisors, considered the potential alternatives of Hiland Holdings, including the uncertainties and risks facing it, and considered the interests of the Hiland Holdings public unitholders.
     In determining that the Hiland Holdings amended merger agreement was advisable, fair to, and in the best interests of, Hiland Holdings and the Hiland Holdings public unitholders and recommending the approval of the Hiland Holdings amended merger agreement and the related agreements, and the consummation of the transactions contemplated thereby, including the Hiland Holdings merger, to the Hiland Holdings Board of Directors on ~~June 1,~~November 3, 2009, the Hiland Holdings Conflicts Committee considered a number of factors. The material factors are summarized below.
     The Hiland Holdings Conflicts Committee viewed the following factors as being generally positive or favorable in coming to its determination and recommendation:
     ~~1.~~ 1. The Hiland Holdings merger would provide the Hiland Holdings public unitholders with cash consideration of $~~2.40~~3.20 per common unit, a price the Hiland Holdings Conflicts Committee viewed as fair in light of recent and projected financial performance of Hiland Holdings and ~~recent~~ trading prices of the Hiland Holdings common units~~.~~ prior to the announcement of the original transaction. In making this determination, the Hiland Holdings Conflicts Committee also considered that Hiland Holdings’ only cash flowing assets are its partnership interests in Hiland Partners, consisting of 2,321,471 common units, 3,060,000 subordinated units, the 2% general partner interest and all the incentive distribution rights, and, moreover, that on April 27, 2009 Hiland Partners announced the suspension of quarterly distributions on the common units and subordinated units beginning with the first quarter of 2009. The Hiland Holdings Conflicts Committee also considered the following related facts:
•	Since Hiland Partners suspended distributions on the common units, the amount of common unit arrearages that have been accumulated through ~~June~~November 1, 2009 is approximately $~~2.8~~8.5 million. Based on the number of common units of Hiland Partners outstanding as of ~~June~~November 1, 2009, approximately $2.8 million in common unit arrearages will accumulate each quarter until Hiland Partners resumes paying the ~~MQD.~~minimum quarterly distribution. Therefore, the likelihood of

Hiland Holdings receiving the minimum quarterly distribution in the future on its subordinated units in Hiland Partners is significantly less than its likelihood of receiving the minimum quarterly distribution on its common units.

•	Additionally, as a result of the suspension in distributions on the subordinated units, the likelihood of the subordinated units meeting the tests for conversion into common units after March 31, 2010 has been significantly reduced. In order for the subordinated units to convert, Hiland Partners must have earned and paid the minimum quarterly distribution on all outstanding units for three consecutive four-quarter periods. In addition to being subordinated to the common units with respect to distributions, including liquidating distributions, the subordinated units are not publicly traded and therefore they are a more illiquid asset than common units, which impairs their value.

•	Furthermore, no distributions may be made on the incentive distributions rights until the minimum quarterly distribution has been paid on all outstanding Hiland Partners common units and subordinated units. Therefore, the likelihood of Hiland Holdings receiving distributions in the future on its incentive distribution rights is significantly less than its likelihood of receiving the minimum quarterly distribution on its subordinated units. For the third quarter of 2008, the last quarter in which distributions related to the incentive distribution rights were paid, approximately 31% of the cash distributions received by Hiland Holdings from Hiland Partners were the payment of the minimum quarterly distribution on the common units and the commensurate general partner interest, approximately 37% were the payment of the minimum quarterly distribution on the subordinated units and the commensurate general partner interest and approximately 31% were the payment of distributions on all units and the incentive distribution rights above the minimum quarterly distribution.
     ~~2.~~ 2. The opinion received by the Hiland Holdings Conflicts Committee from its financial advisor, Barclays Capital, delivered orally at the Hiland Holdings Conflicts Committee meeting on ~~June 1,~~November 2, 2009, and subsequently confirmed in writing ~~later that~~the next day, to the effect that as of the date of the opinion, the $~~2.40~~3.20 per common unit cash merger consideration to be received by the Hiland Holdings public unitholders, pursuant to the Hiland Holdings merger, was fair, from a financial point of view, to those holders.
     ~~3.~~ 3. The presentation of Barclays Capital on ~~June 1,~~November 2, 2009, in connection with the foregoing opinion, which is described under “— Opinion of Financial Advisor of the Hiland Holdings Conflicts Committee.”
     ~~4.~~ 4. The difficult business environment currently facing the Hiland Companies, including ~~commodity prices, in particular natural gas prices, and~~ the significant reduction in drilling activity and the resulting negative effect on the financial condition and results of operations of the Hiland Companies.
     ~~5.~~ 5. The Hiland Holdings Conflicts Committee’s belief that there were no alternatives to the ~~April 20~~October 26 Revised Proposal that would likely be viable or financially superior to the Hiland Holdings public unitholders. In that regard, the Hiland Holdings Conflicts Committee noted that:
•	maintaining the status quo was not a viable alternative ~~given the impact of the indefinite suspension of distributions by Hiland Partners on April 27, 2009 that~~ since:
•	Hiland Holdings’ only cash flowing assets consist of partnership interests in Hiland Partners~~,~~ and ~~that it was very likely that Hiland Partners would be in violation of the leverage ratio covenant under the Hiland Operating Credit Agreement as soon as June 30, 2009, and that the Hiland Companies could not continue operating without some infusion of capital or resolving this potential default;~~ Hiland Partners had announced an indefinite suspension of distributions by Hiland Partners on April 27, 2009,

•	Hiland Holdings’ $3 million revolving credit facility will mature on December 31, 2009 and it would be difficult and expensive to restructure that indebtedness to provide Hiland Holdings sufficient working capital to continue operations, and

•	it would be difficult for Hiland Partners to remain compliant with the leverage ratio covenant under the Hiland Operating Credit Agreement beyond December 31, 2009, since compliance beyond that date likely depended upon commodity prices exceeding current levels;
•	obtaining a waiver or amendment under the Hiland Operating Credit Agreement was not a viable alternative because in the absence of a significant equity injection by Mr. Hamm or some other party, Hiland Partners’ existing lenders had indicated that such waiver or amendment would very likely involve a significant upfront restructuring fee, a significant increase in the applicable interest rate, and an indefinite suspension of distributions from Hiland Partners, resulting in the buildup of additional arrearages with respect to the common units of Hiland Partners and a further decrease in value of the subordinated units and incentive distribution rights held directly or indirectly by Hiland Holdings;

•	Barclays Capital had advised the Hiland Holdings Conflicts Committee that, based upon its experience and knowledge of the current market environments and given the Hiland Companies’ credit ratings and comparable company yields,
•	it was very unlikely that the Hiland Companies could refinance the Hiland Operating Credit Agreement through the issuance of other debt instruments or replace the Hiland Operating Credit Agreement with a new credit facility due to the ~~uncertain~~continued challenging state of debt and credit markets, particularly in the energy sector and for gathering and processing MLPs, which uncertain conditions resulted in lenders being uncertain about the valuations of borrowers in those sectors and generally seeking to reduce their exposure to that market segment,

•	even if the Hiland Companies were able to obtain alternative debt financing, the pricing, terms and conditions of such financing would likely be as onerous as those involved in obtaining a waiver or amendment of the existing Hiland Operating Credit Agreement (high up-front fees, a significant increase in the interest rate, and indefinite suspension of distributions from Hiland Partners), and

•	it was unlikely that Hiland Partners could convince its existing lenders to consent to exchange all or a portion of the existing indebtedness under the Hiland Operating Credit Agreement for equity securities (which would also dilute existing unitholders);
•	it ~~was very unlikely that~~would be difficult for the Hiland Companies ~~could~~to raise ~~sufficient~~ equity capital to provide ongoing liquidity and pay down ~~the~~ indebtedness ~~under the Hiland Operating Credit Agreement~~either through a public or private issuance of equity securities, given the uncertain nature of the market conditions for equity securities, particularly for gathering and processing MLPs, and that ~~the amount of money that would need to be raised to repay debt to be in compliance with financial covenants~~ any issuance of equity would be highly dilutive ~~as such amount was more than the then current market capitalization of Hiland Partners~~, especially with regard to the subordinated units since any new common units issued by Hiland Partners would be entitled to all accumulated arrearages , and an issuance of structured equity investment by Mr. Hamm was not viable (particularly as Mr. Hamm had indicated that he had determined not to pursue such an investment);

•	a sale of strategic assets by Hiland Partners was ~~not an attractive option as the~~still challenging given the current market conditions for ~~assets of the nature of Hiland Partners’ assets is very challenging and the most likely purchasers are themselves experiencing financial difficulties and have little access to acquisition capital; and~~ Hiland Partners’ assets, in which buyers are offering prices well below historical levels, and a sale may actually have a negative impact on Hiland Partners’ credit statistics as calculated under the Hiland Operating Credit Facility; and

•	it was unlikely that any other transaction with a third party involving a sale of the Hiland Companies or a significant interest in the Hiland Companies could be consummated at this time in light of the position of Mr. Hamm (contained in his letter, dated January 15, 2009, to the Hiland Holdings Board of Directors and subsequently confirmed to the Hiland Holdings Conflicts Committee), that he ~~was~~remained interested only in acquiring common units in the Hiland Companies and that he was not interested in selling (or causing his affiliates to sell) interests in the Hiland Companies, and the lack of any indications of interest from any third parties since the public announcement of the January 15 Proposal.
     ~~6.~~ 6. The Hiland Holdings Conflicts Committee’s belief that the $~~2.40~~3.20 per common unit cash merger consideration represented the highest per common unit consideration that could be negotiated ~~with Mr. Hamm, given that the Hiland Holdings Conflicts Committee twice requested Mr. Hamm to increase the offered price of $2.40, and he declined each time to raise the price of his offer~~given the significant arrearages accrued with respect to the Hiland Partners common units and the current economic conditions and lack of drilling activity.
     7. The agreement by Mr. Hamm to lend $1,500,000 to Hiland Holdings to enable Hiland Holdings to fund its working capital requirements for the remainder of 2009, including the fees and expenses associated with the Hiland Holdings merger.
     ~~7.~~ 8. The terms of the Hiland Holdings amended commitment letter from Mr. Hamm to Parent to fund the full amount of the HPGP Parent Parties’ obligation to pay the merger consideration, including the provision making the Holdings Parties third-party beneficiaries under the Hiland Holdings amended commitment letter.
     ~~8.~~ 9. The terms of the Hiland Holdings amended merger agreement, principally:
•	all of the outstanding common units not held by Harold Hamm, Continental Gas and the Hamm family trusts (and restricted common units held by officers and employees of Hiland Holdings) will be converted into the right to receive cash at $~~2.40~~3.20 per common unit;

•	the requirement that the Hiland Holdings merger and Hiland Holdings amended merger agreement be approved by a vote of the holders of a majority of the Hiland Holdings common units held by Hiland Holdings public unitholders entitled to vote thereon voting as a class;

•	the limited nature of the operational representations and warranties given by Hiland Holdings and the fact that the representations and warranties of Hiland Holdings do not survive the closing of the Hiland Holdings merger;

•	the inability of the HPGP Parent Parties to refuse to close the Hiland Holdings merger as the result of a failure of Hiland Operating to be in compliance with certain financial covenants of the Hiland Operating Credit Agreement;

•	the provision limiting the ability of the HPGP Parent Parties to close the Hiland Partners merger without closing the Hiland Holdings merger, unless the Hiland Holdings public unitholders fail to approve the Hiland Holdings merger and the Hiland Holdings amended merger agreement;

•	the absence of a financing condition to the HPGP Parent Parties’ obligation to consummate the transaction;

•	the provision allowing the Hiland Holdings Board of Directors or the Hiland Holdings Conflicts Committee to withdraw or change its recommendation of the Hiland Holdings amended merger agreement and the Hiland Holdings merger if it makes a good faith determination that a change or withdrawal would be in the best interests of the Hiland Holdings public unitholders, subject to providing the HPGP Parent Parties with advance notice; and

•	the provisions allowing for the Holdings Parties to participate in negotiations with a third party in response to an unsolicited alternative proposal which may, in certain circumstances, result in a superior proposal; and

•	the lack of a break-up fee for termination of the Hiland Holdings amended merger agreement in accordance with its terms, although Hiland Holdings may be liable to reimburse the expenses of the

HPGP Parent Parties in certain limited circumstances if the Hiland Holdings amended merger agreement is terminated.
     The Hiland Holdings Conflicts Committee considered the following factors to be generally negative or unfavorable in making its determination and recommendation:
     ~~1.~~ 1. The Hiland Holdings public unitholders will have no ongoing equity participation in Hiland Holdings following the Hiland Holdings merger, and such unitholders will cease to participate in Hiland Holdings’ future earnings or growth, if any, or benefit from increases, if any, in the value of Hiland Holdings’ common units and would not participate in any potential future sale of Hiland Holdings to a third party.
     ~~1.~~ 2. Given that Mr. Hamm (who together with Continental Gas and the Hamm family trusts own a 60.8% limited partner interest in Hiland Holdings) had publicly expressed an interest only in acquiring common units of the Hiland Companies and no interest in selling, or causing his affiliates to sell, interests in the Hiland Companies, it would be impracticable to sell the general partner of Hiland Partners or Hiland Partners without his approval. Therefore no attempt was made to contact, third parties that might otherwise consider an acquisition of Hiland Holdings. The Hiland Holdings Conflicts Committee recognized that it was possible (although did not consider it to be likely) that a sale process open to all possible bidders might result in a higher sale price than the cash consideration payable in the Hiland Holdings merger.
     ~~1.~~ 3. The Hiland Holdings amended merger agreement’s limitation on Hiland Holdings’ ability to solicit third party offers.
     ~~1.~~ 4. The possibility that the Hamm Continuing Investors could sell some or all of Hiland Holdings, as the surviving entity following the Hiland Holdings merger, or its assets to one or more purchasers at a valuation higher than that available in the Hiland Holdings merger.
     The foregoing discussion of the information and factors considered by the Hiland Holdings Conflicts Committee is not intended to be exhaustive, but includes the material factors considered by the Hiland Holdings Conflicts Committee. In view of the variety of factors considered in connection with its evaluation of the Hiland Holdings merger, the Hiland Holdings Conflicts Committee did not find it practicable to, and did not, quantify or otherwise assign specific weights to the factors considered in reaching its determination and recommendation. In addition, each of the members of the Hiland Holdings Conflicts Committee may have given differing weights to different factors. On balance, the Hiland Holdings Conflicts Committee believed that the positive factors discussed above outweighed the negative factors discussed above. The Hiland Holdings Conflicts Committee expressly adopted the analyses of Barclays Capital and considered such analyses and opinion, among other factors considered, in reaching its determination as to the substantive fairness of the going private transactions contemplated by the Hiland Holdings amended merger agreement to the Hiland Holdings public unitholders.
     The Hiland Holdings Conflicts Committee believes that sufficient procedural safeguards were and are present to ensure the fairness of the Hiland Holdings merger and to permit the Hiland Holdings Conflicts Committee to represent effectively the interests of the Hiland Holdings public unitholders, each of which the Hiland Holdings Conflicts Committee believes supports its decision and provides assurance of the fairness of the Hiland Holdings merger to the Hiland Holdings public unitholders. The Hiland Holdings Conflicts Committee determined that the Hiland Holdings merger was procedurally fair to the Hiland Holdings public unitholders and believes that the process it followed in making its determination and recommendation with respect to the Hiland Holdings amended merger agreement was fair ~~because:~~ for the reasons discussed in the joint definitive proxy statement.
~~1.~~
     The Hiland Holdings Conflicts Committee ~~consisted solely of directors who are not officers or controlling unitholders of Hiland Holdings, or affiliated with Mr. Hamm or any of the Hamm Continuing Investors, and the Hiland Holdings Conflicts Committee was charged with representing the interests of~~did not consider liquidation value or net book value in determining the fairness of the Hiland Holdings merger to the Hiland Holdings public unitholders~~.~~

~~1.~~	~~The members of the Hiland Holdings Conflicts Committee were adequately compensated for their services and their compensation was in no way contingent on their approving the Hiland Holdings merger agreement or the Hiland Holdings merger.~~

~~1.~~	 ~~Other than by the immediate vesting of any restricted common units issued and outstanding to non-employee directors of Hiland Holdings pursuant to the Hiland Holdings GP, LP Long-Term Incentive Plan immediately prior to the effective time of the Hiland Holdings merger, the members of the Hiland Holdings Conflicts Committee will not personally benefit from the completion of the Hiland Holdings merger in a manner different from the Hiland Holdings public unitholders.~~

~~1.~~	 ~~The Hiland Holdings Conflicts Committee retained and was advised by independent legal counsel, Fulbright and Morris Nichols. In addition, the Hiland Holdings Conflicts Committee selected and the general partner of Hiland Holdings retained Barclays Capital as the independent financial advisor of the Hiland Holdings Conflict Committee. The fact that Barclays Capital was retained by the general partner of Hiland Holdings had no impact on Hiland Holdings Conflicts Committee’s determination of procedural fairness, as the terms of the engagement were that Barclays Capital was to provide financial advisory services to the Hiland Holdings Conflicts Committee, and all communications and instructions to Barclays Capital pursuant to the engagement were provided solely by the Hiland Holdings Conflicts Committee, not the general partner of Hiland Holdings.~~

~~1.~~	 ~~Barclays Capital’s right to receive its advisory fee was not contingent upon it delivering a favorable opinion.~~

~~1.~~	 ~~From the date that the January 15 Proposal was announced to the time of the Hiland Holdings Conflicts Committee’s determination and recommendations, no third parties indicated any interest in pursuing a transaction with Hiland Holdings or Hiland Partners.~~

~~1.~~	 ~~The Hiland Holdings Conflicts Committee and its legal counsel and financial advisor conducted due diligence regarding the Hiland Companies and their prospects and considered all viable alternatives for Hiland Holdings in addition to the proposed Hiland Holdings merger agreement.~~

~~1.~~	 ~~The Hiland Holdings Conflicts Committee received the opinion of Barclays Capital that, as of June 1, 2009, and based on and subject to the factors and assumptions set forth in the opinion, the merger consideration to be offered to the Hiland Holdings public unitholders in the Hiland Holdings merger was fair to such unitholders, from a financial point of view.~~

~~1.~~	 ~~The requirement that the Hiland Holdings merger agreement and the Hiland Holdings merger must be approved by holders of a majority of the Hiland Holdings common units held by Hiland Holdings public unitholders entitled to vote thereon voting as a class.~~

~~1.~~	 ~~The Hiland Holdings Conflicts Committee was involved in extensive deliberations over a period of approximately three months regarding both the January 15 Proposal and the April 20 Revised Proposal.~~

~~2.~~	 ~~The Hiland Holdings Conflicts Committee, with the assistance of its legal and financial advisors, negotiated the terms of the Hiland Holdings merger agreement on an arm’s-length basis with Mr. Hamm and his legal and financial advisors.~~

~~3.~~	 ~~The Hiland Holdings Conflicts Committee had the ultimate authority to decide whether or not to proceed with the proposed transaction or any alternatives, and the Hiland Holdings Board of Directors resolved not to recommend, authorize, approve or endorse the January 15 Proposal or any other merger, acquisition or similar proposal involving Hiland Holdings and the Hamm Continuing Investors or any of their affiliates unless such transaction was recommended to the Hiland Holdings Board of Directors by the Hiland Holdings Conflicts Committee.~~

~~4.~~	 ~~The Hiland Holdings Conflicts Committee was aware that it had no obligation to recommend any transaction, including the proposal put forth by Mr. Hamm.~~
     ~~The Hiland Holdings Conflicts Committee determined that the Hiland Holdings merger is procedurally fair to the Hiland Holdings public unitholders despite the fact that the Hiland Holdings Conflicts Committee did not retain an unaffiliated representative to act solely on behalf of the Hiland Holdings public unitholders for purposes of negotiating the terms of a going-private transaction. In this regard, the Hiland Holdings Conflicts Committee believes that it was not necessary to retain an unaffiliated representative to act solely on behalf of the Hiland Holdings public unitholders for purposes of negotiating the terms of a going-private transaction, because the Hiland Holdings Conflicts Committee was charged with representing the interests of the Hiland Holdings public unitholders, the Hiland Holdings Conflicts Committee consisted solely of directors who are not officers or controlling unitholders of Hiland Holdings, or affiliated with Mr. Hamm or any of the Hamm Continuing Investors, it engaged financial and legal advisors to act on its behalf and it was actively involved in deliberations and negotiations regarding the Hiland Holdings merger on behalf of the Hiland Holdings public unitholders.~~
     ~~The Hiland Holdings Conflicts Committee did not consider liquidation value in determining the fairness of the Hiland Holdings merger to the Hiland Holdings public unitholders because of its belief, after consulting with its financial advisor, that liquidation value does not present a meaningful valuation for Hiland Holdings and its business because Hiland Holdings’ value is derived from the cash flows generated from its continuing operations rather than from the value of assets that might be realized in a liquidation.~~
     ~~The Hiland Holdings Conflicts Committee also did not consider net book value in determining the fairness of the merger to the Hiland Holdings public unitholders because of its belief, after consulting with its financial advisor, that net book value does not present a meaningful valuation metric for Hiland Holdings and its business because Hiland Holdings’ value is derived from the cash flows generated from its continuing operations~~ for the reasons discussed in the joint definitive proxy statement.
     The Hiland Holdings Conflicts Committee also did not consider the going concern value in determining the fairness of the Hiland Holdings merger to the Hiland Holdings public unitholders because of its belief, after consulting with its financial advisor, that ~~the~~ going concern value does not present a meaningful valuation metric for Hiland Holdings ~~as~~, as (i) it would be difficult for Hiland Partners ~~was likely to be in violation of~~to maintain compliance with the leverage ratio covenant under the Hiland Operating Credit Agreement beyond 2009 since compliance beyond that date likely depended upon commodity prices exceeding current levels and a continued suspension of Hiland Partners distributions, and (ii) if a default occurred, the Hiland Companies could not continue operating without some sort of capital infusion or resolution of this default, and obtaining such a capital infusion or a waiver or amendment under the Hiland Operating Credit Agreement were not viable alternatives.
     The Hiland Holdings Board of Directors
     ~~The~~As was the case in connection with the Hiland Holdings Board of Directors ~~consists of eight directors: Harold Hamm, Joseph L. Griffin, Matthew S. Harrison, Edward D. Doherty, Dr. Cheryl L. Evans, Michael L. Greenwood, Dr. Bobby B. Lyle, and Rayford T. Reid.~~
     ~~The directors of Hiland Holdings have different interests in the Hiland Holdings merger than the Hiland Holdings public unitholders generally. In particular:~~
~~•~~	 ~~Affiliates of Mr. Hamm, the Chairman of the Board of Directors of each of the Hiland Companies, is a counterparty to the Hiland Companies in each of the merger agreements and will acquire, along with the Hamm family trusts, all of the outstanding common units of each of the Hiland Companies not already owned by the Hamm Continuing Investors (other than certain restricted common units discussed below) pursuant to the merger agreements.~~

~~•~~	 ~~six of the eight members of the Hiland Holdings Board of Directors serve as members of the Hiland Partners Board of Directors, and therefore have certain duties and obligations to the unitholders of each Hiland Company as provided in the respective partnership agreements of the Hiland Companies;~~

~~•~~	 ~~the non-employee directors of Hiland Holdings hold restricted common units of Hiland Holdings, which will vest immediately prior to the effective time of the Hiland Holdings merger and automatically convert into the right to receive the Hiland Holdings merger consideration in the Hiland Holdings merger;~~

~~•~~	 ~~if any employee directors of Hiland Holdings are granted restricted common units, phantom units or unit options under the Hiland Partners GP, LP Long-Term Incentive Plan or the Hiland Partners, LP Long-Term Incentive Plan in the ordinary course of business prior to the effective time of the Hiland Holdings merger or the Hiland Partners merger, as applicable, such equity interests will remain outstanding following the effective time of the Hiland Holdings merger or the Hiland Partners merger, as applicable;~~

~~•~~	 ~~certain members of the Hiland Holdings Board of Directors hold Hiland Partners common units which will convert into the right to receive the Hiland Partners merger consideration in the Hiland Partners merger;~~

~~•~~	 ~~certain members of the Hiland Holdings Board of Directors who also serve on the Hiland Partners Board of Directors hold restricted common units in Hiland Partners, which will vest immediately prior to the effective time of the Hiland Partners merger and automatically convert into the right to receive the Hiland Partners merger consideration in the Hiland Partners merger;~~

~~•~~	 ~~the members of the Hiland Holdings Conflicts Committees have received payments in the amount of $30,000 each for their consideration and negotiation of the mergers, which payments were not contingent on any outcome of the consideration or negotiations;~~

~~•~~	 ~~Joseph L. Griffin and Matthew S. Harrison, who are members of the Board of Directors and the Chief Executive Officer and Chief Financial Officer, respectively, of each of the Hiland Companies, have been offered continued employment with the surviving entities after the effective times of the mergers, and may enter into or be provided new employment, retention and compensation arrangements (although no such arrangements have been proposed or agreed to); and~~

~~•~~	 ~~certain indemnification arrangements and insurance policies for directors and officers of the general partner of Hiland Holdings will be continued for six years by the surviving entity in the Hiland Holdings merger if the Hiland Holdings merger is completed.~~
~~For a complete discussion of these and other interests of the members of the Hiland Holdings Board of Directors in the Hiland Holdings merger, see “Special Factors— Interests of Certain Persons in the Mergers.”~~
     ~~Because of such actual and potential conflicts, the Hiland Holdings Board of Directors authorized the Hiland Holdings Conflicts Committee to review, evaluate and make recommendations to the Hiland Holdings Board of Directors and the Hiland Holdings public unitholders regarding Mr. Hamm’s proposal and any potential alternatives thereto. On June 1, 2009, the Hiland Holdings Board of Directors met to consider the report and recommendation of the Hiland Holdings Conflicts Committee. On the basis of the Hiland Holdings Conflicts Committee’s recommendation and the other factors described below, each of the six members of the Hiland Holdings Board of Directors participating in the meeting unanimously (1) determined that the Hiland Holdings merger agreement and the transactions contemplated by the Hiland Holdings merger agreement, including the Hiland Holdings merger, were advisable, fair to, and in the best interests of, Hiland Holdings and the Hiland Holdings public unitholders and (2) recommended that the Hiland Holdings public unitholders vote to approve the Hiland Holdings merger agreement and the Hiland Holdings merger.Neither~~’ consideration and vote on the original merger agreement, neither of Messrs. Hamm nor Reid participated in the Hiland Holdings Board of Directors’ consideration or vote on these matters~~. Mr. Hamm did not feel his participation was appropriate given that the Hiland Holdings Board of Directors was evaluating his offer to acquire Hiland Holdings. Mr. Reid did not feel participation was appropriate given his professional relationship with Mr. Hamm, through which he has historically provided Mr. Hamm and the Hamm family trusts with financial advisory services, including in connection with evaluating strategic alternatives with respect to the Hiland Companies~~.

     Because Messrs. Hamm and Reid abstained from voting on the Hiland Holdings amended merger agreement and the Hiland Holdings merger, only four of the six non-employee members of the Hiland Holdings Board of Directors voted to approve the Hiland Holdings amended merger agreement and the Hiland Holdings merger.
     In determining that the Hiland Holdings amended merger agreement is advisable, fair to, and in the best interests of, Hiland Holdings and the Hiland Holdings public unitholders and approving the Hiland Holdings amended merger agreement and the transactions contemplated thereby, including the Hiland Holdings merger, and recommending that the Hiland Holdings public unitholders vote for the approval of the Hiland Holdings amended merger agreement and the Hiland Holdings merger, the Hiland Holdings Board of Directors considered a number of factors, including the following material factors:
•	the unanimous determination and recommendation of the Hiland Holdings Conflicts Committee;

•	the opinion of Barclays Capital delivered orally at the Hiland Holdings Conflicts Committee meeting and presented at the Hiland Holdings Board of Directors meeting on ~~June 1,~~November 3, 2009, and subsequently confirmed in writing, that as of the date of the opinion, based upon and subject to the factors and assumptions set forth in the opinion, the Hiland Holdings merger consideration of $~~2.40~~3.20 per common unit to be offered to the holders of common units of Hiland Holdings (other than the Hiland Holdings rollover common unitholders) pursuant to the Hiland Holdings merger was fair, from a financial point of view, to the Hiland Holdings public unitholders, as described in the opinion of Barclays Capital;

•	the financial presentation of Barclays Capital in connection with the foregoing opinion that was presented to the Hiland Holdings Board of Directors at the request of the Hiland Holdings Conflicts Committee;

•	the fact that the Hiland Holdings merger consideration and the other terms of the Hiland Holdings merger agreement resulted from negotiations between the Hiland Holdings Conflicts Committee and Mr. Hamm, and the Hiland Holdings Board of Directors’ belief that $~~2.40~~3.20 in cash for each Hiland Holdings common unit represented the highest per common unit consideration that could be negotiated; and

•	The factors considered by the Hiland Holdings Conflicts Committee, including the positive factors and potential benefits of the Hiland Holdings amended merger agreement, the risks and potentially negative factors relating to the Hiland Holdings amended merger agreement, and the factors relating to procedural safeguards, each as described in “— The Hiland Holdings Conflicts Committee” above.
     In doing so, the Hiland Holdings Board of Directors expressly adopted the analysis of the Hiland Holdings Conflicts Committee, which is discussed above.
     The foregoing discussion of the information and factors considered by the Hiland Holdings Board of Directors includes the material factors considered by the Hiland Holdings Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Hiland Holdings merger, the Hiland Holdings Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Hiland Holdings Board of Directors approved and recommends the Hiland Holdings amended merger agreement and the Hiland Holdings merger based upon the totality of the information presented to and considered by it.
     The Hiland Holdings Board of Directors did not consider liquidation value or net book value in determining the fairness of the Hiland Holdings merger to the Hiland Holdings public unitholders ~~because of its belief, after considering the factors considered by the Hiland Holdings Conflicts Committee, that liquidation value does not present a meaningful valuation for Hiland Holdings and its business as Hiland Holdings’ value is derived from the cash flows generated from its continuing operations rather than from the value of assets that might be realized in a liquidation.The Hiland Holdings Board of Directors also did not consider net book value in determining the fairness of the merger to the Hiland Holdings public unitholders because of its belief, after considering the factors considered by the Hiland Holdings Conflicts Committee, that net book value does not present a meaningful valuation metric for Hiland Holdings and its business as Hiland Holdings’ value is derived from the cash flows generated from its continuing operations~~ for the reasons discussed in the joint definitive proxy statement.

     The Hiland Holdings Board of Directors believes that the Hiland Holdings merger is procedurally fair ~~because (1) of the independence, absence of conflicts of interest and role and actions of the Hiland Holdings Conflicts Committee members (permitting them to represent effectively the interests of the Hiland Holdings public unitholders), (2) of the approval of the Hiland Holdings merger agreement by a majority of the directors who are not employees of Hiland Holdings and (3) the terms of the Hiland Holdings merger agreement require the approval of a majority of the publicly-held Hiland Holdings common units. The Hiland Holdings Board of Directors believes that each of these procedural safeguards supports its decision and provides assurance of the fairness of the Hiland Holdings merger to the Hiland Holdings public unitholders~~ for the reasons discussed in the joint definitive proxy statement.

Annex D
Opinion of Financial Advisor of the Hiland Holdings Conflicts Committee
     Pursuant to the authority granted by the Hiland Holdings Board of Directors, the Hiland Holdings Conflicts Committee selected Barclays Capital to act as financial advisor to the Hiland Holdings Conflicts Committee with respect to the proposed Hiland Holdings merger between HPGP Merger Sub and Hiland Holdings. The Hiland Holdings Conflicts Committee interviewed four potential financial advisors, including Barclays Capital. After due consideration, and after determining that Barclays Capital had no current or prior relationships that compromised its independence, the Hiland Holdings Conflicts Committee selected Barclays Capital as its financial advisor based on Barclays Capital’s expertise and extensive experience advising companies in the Hiland Companies’ industry and in advising special and conflicts committees in transactions similar to the one proposed by Mr. Hamm. On February 17, 2009, the general partner of Hiland Holdings executed an engagement letter with Barclays Capital to retain Barclays Capital as the financial advisor to the Hiland Holdings Conflicts Committee~~.~~  and on October 30 , 2009, the engagement letter was amended, among other things, to provide for the fairness opinion related to Mr. Hamm’s revised offer of $3.20 per Hiland Holdings common unit. At the request of the Hiland Holdings Conflicts Committee, Barclays Capital prepared and updated several presentations to the Hiland Holdings Conflicts Committee over the course of its engagement. On ~~June 1,~~November 3, 2009, Barclays Capital rendered its oral opinion (which was subsequently confirmed in writing) to the Hiland Holdings Conflicts Committee that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the revised consideration to be offered to the unitholders of Hiland Holdings, other than Mr. Hamm, Continental Gas and the Hamm family trusts, is fair, from a financial point of view, to such unitholders.
     The full text of Barclays Capital’s written opinion, dated as of ~~June 1,~~November 3, 2009, is attached as Annex ~~F~~D to this ~~joint~~ proxy ~~statement.~~supplement. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays Capital’s opinion and the methodology that Barclays Capital used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.
     Barclays Capital’s opinion, the issuance of which was approved by Barclays Capital’s Fairness Opinion Committee, is addressed to the Hiland Holdings Conflicts Committee, addresses only the fairness, from a financial point of view, of the revised consideration to be received by the unitholders of Hiland Holdings, other than the Hamm Continuing Investors, and does not constitute a recommendation to any unitholder of Hiland Holdings as to how such unitholder should vote with respect to the proposed transaction or any other matter. The terms of the proposed transaction were determined through arm’s-length negotiations between the general partner of Hiland Holdings and Parent and were unanimously approved by the Hiland Holdings Board of Directors, with Messrs. Hamm and Reid abstaining. The merger consideration was determined through negotiations between the Hiland Holdings Conflicts Committee and Mr. Hamm and was recommended by the Hiland Holdings Conflicts Committee for approval by the Hiland Holdings Board of Directors and approved by the Hiland Holdings Board of Directors. Barclays Capital provided advice to the Hiland Holdings Conflicts Committee during these negotiations. Barclays Capital did not, however, recommend any specific form or amount of consideration to the Hiland Holdings Conflicts Committee or the general partner of Hiland Holdings or that any specific form or amount of consideration constituted the only appropriate consideration for the proposed transaction. Barclays Capital was not requested to address, and its opinion does not in any manner address, Hiland Holdings’ underlying business decision (i) to proceed with or effect the proposed transaction or (ii) with respect to the timing of entering into or consummating the proposed transaction. Further, Barclays Capital was not requested to opine as to, and its opinion does not in any manner address, the Hiland Partners merger. In addition, Barclays Capital expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be offered to the unitholders of Hiland Holdings other than the Hamm Continuing Investors in the proposed transaction. No limitations were imposed by the Hiland Holdings Conflicts Committee upon Barclays Capital with respect to the investigations made or procedures followed by it in rendering its opinion.
     Barclays Capital understands, based on discussions with the management of Hiland Holdings and Hiland Partners, that Hiland Holdings derives all of its cash flows from its ownership of (i) common units and subordinated units in Hiland Partners, (ii) the general partner interest in Hiland Partners, and (iii) the associated incentive distribution rights, and as such, Barclays Capital’s analysis involved, in part, a review of Hiland Partners’ financial and operating information provided by the management of Hiland Partners.
     In arriving at its opinion, Barclays Capital, among other things, reviewed and analyzed:
•	~~a draft of~~ the Hiland Holdings original merger agreement, dated as of ~~May 22, 2009,~~June 1, 2009, as amended by Hiland Holdings Amendment No. 1, dated as of October 26, 2009, and a draft of Hiland Holdings Amendment No. 2, and the specific terms of the Hiland Holdings merger;

•	publicly available information concerning Hiland Holdings and Hiland Partners that Barclays Capital believed to be relevant to its analysis, including Hiland Holdings’ and Hiland Partners’ Annual Reports on Form 10-K for the fiscal year ended December 31, 2008 and Quarterly ~~Report~~Reports on Form 10-Q for the fiscal ~~quarter~~quarters ended March 31, 2009 and June 30, 2009;

•	financial and operating information with respect to the business, operations and prospects of Hiland Partners, furnished by the management of Hiland Partners and updated for October 28, 2009 commodity pricing, including financial projections prepared by the management of Hiland Partners (the “Hiland Projections”), which ~~May 28,~~October 23, 2009 projections are described in more detail under the heading “Projected Financial Information — Projected Financial Data for Hiland Partners (Provided on ~~May 28,~~October 23, 2009)” beginning on page ~~113~~ 51;

•	financial and operating information with respect to the business, operations and prospects of Hiland Holdings, furnished by the management of Hiland Holdings and Hiland Partners, including financial projections prepared by the management of Hiland Holdings and Hiland Partners (the “Holdings Projections”), which projections were substantially derived from the Hiland Projections;

•	the trading histories of common units of Hiland Holdings and the common units of Hiland Partners from ~~May~~October 28, 2008 to ~~May 28,~~October 29, 2009 and a comparison of those trading histories with those of other companies and publicly traded partnerships that Barclays Capital deemed relevant;

•	a comparison of the historical financial results and present financial condition of Hiland Holdings and Hiland Partners with those of other companies and publicly traded partnerships that Barclays Capital deemed relevant;

•	a comparison of the financial terms of the Hiland Holdings merger with the financial terms of certain other transactions that Barclays Capital deemed relevant;

•	the impact of varying commodity price and volume scenarios on Hiland Partners’ operating and financial prospects, including (i) assumptions used by Hiland Partners’ management, with commodity prices as quoted on the NYMEX on ~~May~~October 28, 2009 and (ii) selected commodity price and volume sensitivity cases, in both cases analyzing the resultant impact on Hiland Holdings and Hiland Partners;

•	Hiland Partners’ current liquidity position and its ability to meet its cash requirements, financial obligations and covenants contained in the Hiland Operating Credit Agreement;

•	the limited business and strategic alternatives available to Hiland Holdings and Hiland Partners, taking into consideration the challenging conditions for natural gas gathering and processing companies;

•	the limited financing or re-financing alternatives available to Hiland Holdings and Hiland Partners, the result of which may lead to the insolvency of Hiland Holdings and/or Hiland Partners;

•	the impact of Hiland Partners’ decision, announced on April 27, 2009, to suspend indefinitely its quarterly cash distributions, thereby reducing Hiland Holdings’ cash inflows to zero and resulting in arrearages which require Hiland Partners to first pay cumulative arrearage amounts to its common unitholders (including Hiland Holdings) before any cash distributions may be paid to Hiland Holdings with regard to its subordinated units or incentive distribution rights; and

•	the impact of Hiland Holdings’ decision, announced on April 27, 2009, to suspend indefinitely its quarterly cash distributions.
     Barclays Capital had discussions with the management of Hiland Holdings and Hiland Partners concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and has undertaken such other studies, analyses and investigations as deemed appropriate.
     In arriving at its opinion, Barclays Capital assumed and relied upon:
•	the accuracy and completeness of the financial and other information used by Barclays Capital without any independent verification of such information;

•	the assurances of management of Hiland Partners that they were not aware of any facts or circumstances that would make such information inaccurate or misleading;

•	with respect to the financial projections of Hiland Holdings and Hiland Partners, the assurance of Hiland Partners that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Hiland Partners as to Hiland Partners’ and Hiland Holdings’ future financial performance; and

•	the expectation that Hiland Partners and Hiland Holdings would perform substantially in accordance with such projections.
     In addition, Barclays Capital assumed:
•	that the executed Hiland Holdings ~~merger agreement~~Amendment No. 2 would conform in all materials respects to the last draft of the ~~merger agreement~~amendment reviewed by Barclays Capital;

•	the accuracy of the representations and warranties contained in the Hiland Holdings amended merger agreement and all agreements related to the Hiland Holdings amended merger agreement;

•	that all material governmental, regulatory and third party approvals, consents and releases for the Hiland Holdings merger would be obtained within the constraints contemplated by the Hiland Holdings amended merger agreement; and

•	that the Hiland Holdings merger would be consummated in accordance with the terms of the Hiland Holdings amended merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof.
     In arriving at its opinion, Barclays Capital assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays Capital did not conduct a physical inspection of the properties and facilities of Hiland Partners and did not make or obtain any evaluations or appraisals of the assets or liabilities of Hiland Holdings and Hiland Partners. In addition, Barclays Capital was not authorized by Hiland Holdings to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of Hiland Holdings, or Hiland Partners’ business. Barclays Capital’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, ~~June 1,~~November 3, 2009. Barclays Capital assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after ~~June 1,~~November 3, 2009.
     In connection with rendering its opinion, Barclays Capital performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays Capital did not ascribe a specific range of values to the Hiland Holdings units but rather made its determination as to fairness, from a financial point of view, to Hiland Holdings’ unitholders other than the Hamm Continuing Investors of the consideration to be offered to such unitholders in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

     In arriving at its opinion, Barclays Capital did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays Capital believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.
     The following is a summary of the material financial analyses used by Barclays Capital in preparing its opinion to the Hiland Holdings Conflicts Committee. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays Capital, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Hiland Holdings or any other parties to the proposed transaction.
     None of Hiland Partners, Hiland Holdings, Barclays Capital or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.
     Strategic Alternatives Analysis
     As of ~~June 1,~~October 28, 2009, according to the management of Hiland Partners, Hiland Partners ~~was likely to be in breach~~‘ leverage ratios for the first and second fiscal quarters of 2009 were in excess of the maximum permissible leverage ratio of 4.0x that would be in effect upon the “step-down” of the leverage ratio at the end of the fourth quarter of 2009. Based on management’s projections, absent paying down a sufficient level of indebtedness using proceeds from hedge monetizations or capital infusions, Hiland Partners is currently projecting to be in violation of the leverage ratio covenant ~~under the Hiland Operating Credit Agreement~~ as early as ~~June 30,~~December 31, 2009. Due to these circumstances, Barclays Capital considered and evaluated various strategic alternatives with the goal of determining certain scenarios under which Hiland Partners and Hiland Holdings could continue to operate their respective businesses as going concern entities. Generally, Barclays Capital looked at strategic alternatives regarding (i) debt, (ii) equity, and (iii) mergers and acquisitions. The basis upon which Barclays Capital selected the various strategic alternatives was to identify possible alternatives which could potentially assist Hiland Partners and Hiland Holdings in meeting their present and future operating and financial objectives. In Barclays Capital’s judgment, the strategic alternatives evaluated as part of its analysis represented a comprehensive list of possible alternatives, not all of which were even viable at the time of its opinion for reasons further explained below. At the time of its opinion, Barclays Capital was not aware of any viable strategic alternatives that were not evaluated as part of its analysis. Below is a more detailed explanation of each alternative considered.
     Debt Related Alternatives
     Effective starting in the first quarter 2009, Hiland Partners elected to use the “step-up” provision in the Hiland Operating Credit Agreement related to the leverage ratio covenant. The step-up provision increased Hiland Partners’ permitted leverage ratio to allow for a maximum of 4.75x Debt/Trailing 12-Month EBITDA, versus the 4.0x Debt / Trailing 12-Month EBITDA otherwise required pursuant to the Hiland Operating Credit Agreement. This step-up provision expires beginning with the compliance requirements for the fourth quarter of 2009. Based on management’s projections, absent paying down a sufficient level of indebtedness using proceeds from hedge monetizations or capital infusions, Hiland Partners is currently projecting to be in violation of the leverage ratio covenant as early as December 31, 2009. Barclays Capital notes that the management case is based on current market-based prices for commodities, and as such, actual leverage ratio levels may be higher or lower than projected, depending on future commodity price fluctuations.
     ~~•~~ Credit Facility Amendment/Waiver ~~— A~~/Status Quo -— At the time of Barclays Capital’s June 1, 2009 fairness opinion, management had indicated that Hiland Partners was likely to be in breach of the leverage ratio covenant under the Hiland Operating Credit Agreement as early as June 30, 2009. At that time, a credit facility amendment or covenant waiver represented the only likely actionable and possibly achievable debt~~-~~ related alternative~~. Barclays Capital noted, based on current market conditions and precedent, that any amendment/waiver for Hiland Partners would likely require elimination of all distributions and reduced growth capital expenditures until such time as Hiland Partners returned to compliance. Barclays Capital also assumed that any amendment would likely require~~ although any such amendment or waiver would likely have involved increased interest pricing ~~and~~, an upfront fee~~. Barclays Capital was aware that Mr. Hamm was in direct negotiations with the Hiland Partners lenders and had learned through his discussions that an amendment would require~~, and a substantial equity contribution from Mr. Hamm ~~and increased pricing~~ in exchange for covenant relief. ~~While Hiland Partners management had not held similar negotiations with the bank group, Barclays Capital noted that in conversations with Hiland Partners management, it understood a similar amendment could be reached, but with far more onerous terms, particularly due to the absence of any equity injection. Barclays Capital assumed that executing an amendment to the existing Hiland Partners credit facility was one alternative available to Hiland Partners, and accordingly Barclays Capital developed a set of projections that reflected this alternative (described in more detail later in this section). While, as of June 1, 2009, the management of Hiland Partners expected Hiland Partners to violate its~~ As of October 28, 2009, according to the management of Hiland Partners, Hiland Partners’ leverage ratios for the first and second fiscal quarters of 2009 were in excess of the maximum permissible leverage ratio of 4.0x that would be in effect upon the “step-down” of the leverage ratio at the end of the fourth quarter of 2009. However, effective starting in the first quarter 2009, Hiland Partners elected to use the “step up” provision in the Hiland Operating Credit Facility which permits a leverage ratio of 4.75x through the September 30, 2009 compliance period. Further, based on management’s projections, absent paying down a sufficient level of indebtedness using proceeds from hedge monetizations or capital infusions, Hiland Partners is currently projecting to be in violation of the leverage ratio covenant as early as ~~June 30, 2009, Barclays Capital noted that upon signing of the merger agreements, Mr. Hamm assumed any default risk under the Hiland Operating Credit~~December 31, 2009. While it is possible that Hiland Partners will be able to maintain compliance through maturity, Barclays Capital noted that compliance with the leverage ratio covenant beyond 2009 would be dependent, in part, upon paying down a sufficient level of indebtedness using proceeds from hedge monetizations or capital infusions and/or commodity prices exceeding current levels. As such, actual leverage ratios may be higher or lower than projected depending on future commodity price fluctuations. In connection with its analysis, Barclays Capital assumed that Hiland Partners would refinance the Hiland Operating Credit Agreement prior to maturity in order to have ongoing access to capital, and that pricing and terms of any new credit facility would be similar to current market precedents, which would be less attractive than the Hiland Operating Agreement.
•	New Bank Credit Facility — ~~Entering~~At the time of Mr. Hamm’s original offer, entering into a new credit facility would have posed several challenges to Hiland Partners. ~~First, the~~ Although market conditions have improved since early 2009, market conditions at the time ~~were very~~of the revised offer remained challenging. Attracting a sufficient lender group would likely not have been possible. Even in the case where Hiland Partners could have accessed the market, the cost would have been extremely expensive, both in terms of interest cost and upfront fees. Acknowledging the attractive pricing on the existing Hiland Operating Credit Agreement, entering into a new facility at current market levels would not be prudent. Given overall credit market conditions and the particulars around Hiland Partners and the state of its industry, Barclays Capital believed executing a new credit agreement would not have been a viable option.

•	High Yield Bond Issuance — A high-yield bond issuance could have potentially represented a way for Hiland Partners to access capital with less restrictive covenants than those contained in the Hiland Operating Credit Agreement. ~~However, because of Hiland Partners’ financial condition, Barclays Capital felt~~ While the improving credit markets would indicate that Hiland Partners ~~would not have had~~may be able to access ~~to~~ this market~~.~~, the cost would very likely be significantly above the current Hiland Operating Credit Agreement. Furthermore, the incurrence of additional debt at Hiland Partners would have required an amendment to the Hiland Operating Credit Agreement.

•	Mezzanine Financing — The mezzanine market, while similar in many respects to the high-yield market, is characterized by higher interest costs and restrictions on total transaction size. The market restrictions around total size would not have afforded Hiland Partners with enough proceeds to retire ~~its existing credit facility.~~the Hiland Operating Credit Agreement. Like the high yield bond issuance, this alternative would have also required an amendment to the Hiland Operating Credit Agreement. Considering all of these factors, Barclays Capital believed that mezzanine financing was not a viable alternative for Hiland Partners.

•	Debt-for-Equity Exchange — A debt-for-equity exchange would have represented a de-levering transaction for Hiland Partners, as lenders would swap out debt for equity in Hiland Partners. Given the required amount of debt relief and current market capitalization of Hiland Partners, any debt-for-equity transaction would have resulted in significant dilution to current Hiland Partners unitholders. Furthermore, Barclays Capital believed that given the uncertainty around Hiland Partners and its industry, the lenders under the Hiland Operating Credit Agreement would have no interest in owning Hiland Partners equity. Barclays Capital also believed that this option was not an appropriate alternative for Hiland Partners.

•	Direct Debt Paydown by Harold Hamm — Barclays Capital also examined a direct equity injection by Mr. Hamm in order to retire a portion of the borrowings outstanding under the Hiland Operating Credit Agreement. While this option would have reduced leverage at no cost to Hiland Partners, the corresponding returns to Mr. Hamm were negative and Barclays Capital therefore did not believe that Mr. Hamm would support this option.
     Equity Related Alternatives
     Barclays Capital also examined certain equity related alternatives for Hiland Partners. An important factor that developed during the course of Barclays Capital’s analyses was Hiland Partners’ and Hiland Holdings’ announcement, on April 27, 2009, of the suspension of distributions, beginning with the first quarter distribution of 2009. As a result, Hiland Partners ~~will accrue~~has been accruing arrearages on the common units, such that no distributions on the subordinated units or related to the incentive distribution rights are permitted until such time as the common unit arrearages are repaid in full.
•	Public Equity Issuance — Barclays Capital examined the potential for Hiland Partners to issue public equity and use the proceeds to repay bank debt ~~in an amount sufficient to be in compliance with the covenants in the Hiland Operating Credit Agreement, given the then-current trading price of Hiland Partners common units. The estimated amount of equity required to retire enough debt to achieve compliance represented nearly twice Hiland Partners’ market capitalization and a substantial multiple of the public float. Given the required offering size, such an~~and provide ongoing liquidity. Hiland Partners, due to its market capitalization, is no longer eligible to use a shelf registration statement. Therefore, Hiland Partners would be required to file a registration statement on Form S-1, which would entail a potentially lengthy SEC review. Furthermore, given the depressed trading level of Hiland Partners, any meaningful equity issuance would have been extremely dilutive to existing Hiland Partners unitholders. An equity issuance of this size would have created a situation whereby Hiland Partners would not have been able to make its ~~MQD~~minimum quarterly distribution (“MQD”) for some time and therefore Hiland Partners would accrue significant arrearages on the common units. Barclays Capital noted that any new common unit would be entitled to the full amount of accumulated arrearages, further delaying a return of Hiland Partners ability to pay the MQD. This alternative was likely not viable even prior to the suspension of distributions. Following the suspension of distributions, this option was even less viable.

•	Private Third-Party Investment — Similar to a public equity issuance, a private equity investment by a third party could provide proceeds to repay a portion of the debt outstanding under the Hiland Operating Credit Agreement and potentially provide covenant relief~~.~~ and ongoing liquidity. However, given Hiland Partners’ financial condition and outlook, Barclays Capital believed that attracting a private equity investment would likely not be possible given the significant returns required by private equity investors. Given Mr. Hamm’s controlling stake in the Hiland Companies, the likelihood of investor interest was very low. Any investment of this nature would have also limited Hiland Partners’ ability to pay its MQD by increasing the outstanding number of common units, and therefore would not have been a viable alternative.

•	Structured Equity Investment by Harold Hamm — An additional alternative that Barclays Capital analyzed involved a direct equity investment by Mr. Hamm. Barclays Capital envisioned that this investment would be structured with the goal of maintaining covenant compliance while avoiding arrearages on the common units. This equity security would receive distributions after Hiland Partners paid the MQD on all common units and subordinated units, and in that case, this security would receive 100% of the excess cash flow above the MQD on all common units and subordinated units until such time as the investment was repaid in full. Given the contemplated structure, this security would have effectively limited Hiland Partners’ and Hiland Holdings’ distributions to the MQD level for the foreseeable future. Barclays Capital believed that this could have been a viable alternative ~~and accordingly developed a set of projections that reflected this alternative (described in more detail later in this section). Barclays Capital~~, but understands that Mr. Hamm considered this alternative~~, but~~ and ultimately chose not to pursue ~~this alternative~~it.
     Mergers and Acquisitions Alternatives
     In addition to the proposed transaction with Mr. Hamm, Barclays Capital evaluated several additional merger and acquisition-related alternatives.
•	Sale of Entire Entity — Barclays Capital analyzed a combined sale of both Hiland Partners and Hiland Holdings to third party acquirors. Barclays Capital analyzed potential transaction economics to prospective buyers and concluded that the implied economics did not support a transaction at or near the levels offered by Mr. Hamm. Additionally, at the time of his initial offer, Mr. Hamm stated that he was interested only in acquiring common units in the Hiland Companies and that he was not interested in selling (or causing his affiliates to sell) interests in Hiland Holdings or Hiland Partners, which would have likely deterred any potential acquirors. Management indicated that since Mr. Hamm’s original offer, there have been no credible offers or third party interest in pursuing an acquisition. Furthermore, Barclays Capital believed that this did not represent a viable alternative.

•	Selected Asset Sales —~~The~~ While the market for asset sales has ~~been and continues to be extremely challenged.~~improved since Mr. Hamm’s original offer, a sale of Hiland Partners’ assets remains unlikely. Buyers of gathering and processing assets ~~have limited access to capital~~are able to be very selective and those with access to capital are offering prices well below historical averages. ~~According to management, Hiland Partners’ historical earnings are expected to be greater than the projected earnings. Therefore, asset sales would likely~~ Depending on the potential transaction price, asset sales may have had a dilutive effect on Hiland Partners’ credit statistics as calculated under the Hiland Operating Credit Agreement. Furthermore, Barclays Capital believed that this did not represent a viable alternative.

•	Sale/Leaseback Transaction — The nature of Hiland Partners’ assets are not ideal for a sale/leaseback structure. Additionally, the number of investors that typically participate in transactions of this type has decreased significantly ~~over the past several months.~~during 2009. Furthermore, Barclays Capital believed that this did not represent a viable alternative.

•	Purchase of Hiland Holdings by Hiland Partners — A transaction whereby Hiland Partners would purchase all of the outstanding units of Hiland Holdings may have been possible, but such transaction would not have resolved the impending issues related to potential covenant violations under the Hiland Operating Credit Agreement. Furthermore, Barclays Capital believed that this did not represent a viable alternative.
     Additionally, in considering these various strategic alternatives, Barclays Capital took into consideration: (i) the likelihood of transaction consummation, including cost and willingness of Hiland Partners and Hiland Holdings to participate; (ii) the marketplace availability and timing of each alternative, particularly in certain debt and equity alternatives; (iii) counterparty availability, willingness, and timing of each alternative, particularly in the mergers and acquisitions alternatives; (iv) the financial impact on Hiland Partners and Hiland Holdings; and (v) whether the alternatives would be sufficient to resolve Hiland Partners’ pending credit facility issues. In its analysis, Barclays Capital also considered the likelihood of Hiland Partners embarking on any given alternative; while the Hiland Holdings Conflicts Committee holds no specific authorization to pursue any of the alternatives, the Hiland Holdings Conflicts Committee and Barclays Capital determined that it was important to evaluate strategic alternatives which could potentially offer greater value to Hiland Holdings’ public unitholders. ~~After the analysis and evaluation~~ As noted above, Barclays Capital and the Hiland Holdings Conflicts Committee determined ~~that the following “financial case” alternatives were the only alternatives which were reasonably available to Hiland Partners (and thus Hiland Holdings)~~each of the alternatives considered were not feasible given the Hiland Companies’ financial condition and market factors.

     Financial ~~Cases~~Case
~~•~~	~~Status Quo: This case was a hypothetical case that assumed that~~
     Based on discussions with Hiland Partners’ and Hiland Holdings’ management, Barclays Capital analyzed one viable financial case in connection with its November 3, 2009 fairness opinion. Barclays Capital and the Hiland Holdings Conflicts Committee determined that the only current viable financial case for Hiland Partners involved continuing to attempt to maintain covenant compliance under the Hiland Operating Credit Agreement until maturity in May 2011, at which time Hiland Partners will have to renegotiate with lenders for a new credit facility. Under this financial case, Hiland Partners will not be able to pay distributions for the foreseeable future. Barclays Capital determined that the hypothetical status quo case analyzed previously in connection with its June 1, 2009 fairness opinion in which Hiland Partners continued to operate its business and ~~make distributions without pursuing any strategic alternatives. In order for this scenario to have been applicable, industry conditions and Hiland Partners’ future financial performance would have needed to improve dramatically such that Hiland Partners would not have been in violation of its credit facility covenants in the coming months. Alternatively, this case would have also been applicable if Hiland Partners’ existing bank group would have agreed to waive covenant compliance for no fee or no increase in interest cost, which Barclays Capital believed was not possible. Accordingly, Barclays Capital only considered this case under the upside operating scenario (as described below).~~
~~•~~	~~Renegotiate Credit Facility: In this scenario, Barclays Capital assumed Hiland Partners could renegotiate the Hiland Operating Credit Agreement with its current bank group. Barclays Capital assumed a 0.30 percentage point upfront fee as well as an incremental 2.50 percentage point increase in interest costs. This case only allowed distributions to the extent that Hiland Partners was in compliance with its credit facility covenants.~~

~~•~~	~~Private Investment: In this case, Barclays Capital assumed that Mr. Hamm would invest $125 million into Hiland Partners for the purpose of paying down the debt outstanding under the Hiland Operating Credit Agreement to a level that would achieve compliance with the credit facility covenants. Barclays Capital assumed that this private investment would be subordinated to both the existing common units and subordinated units of Hiland Partners and would only receive distributions in the event that Hiland Partners paid a cash distribution above the MQD. All distributions above the MQD would be for the benefit of this private security until the cumulative distributions to the private security totaled $125 million.~~pay distributions without regard to Hiland Operating Credit Agreement covenant compliance is not a viable case because such case would likely result in Hiland Partners being in violation of the Hiland Operating Credit Agreement. Similarly, Barclays Capital determined that the hypothetical private investment case in which Mr. Hamm or private investors would invest in the equity of Hiland Partners for the purpose of paying down debt outstanding under the Hiland Operating Credit Agreement to address potential covenant issues was also not a viable case for the reasons described in “— Equity Related Alternatives.” Barclays Capital assumed that Hiland Partners would be able to maintain covenant compliance throughout 2010 by paying down a sufficient level of indebtedness using proceeds from hedge monetizations or capital infusions, and that the refinancing of the Hiland Operating Credit Agreement in early 2011 would be at pricing and terms similar to current market precedents which are less attractive than the terms of the Hiland Operating Credit Agreement. In contrast, management assumed in its projections that the Hiland Operating Credit Agreement, including its current pricing and terms, continued throughout the projection period. Based on these assumptions, Barclays Capital did not analyze the financial case where Hiland Partners was immediately required to renegotiate its credit facility in order to be in compliance.
     Operating Scenarios
     Based on discussions with Hiland Partners’ and Hiland Holdings’ management, Barclays Capital analyzed three different operational scenarios, as described below:
•	Management Case: ~~Production volumes flat from fourth quarter 2009 levels~~Moderate production volume decline in 2010, with a moderate production volume decline in 2011 and flat production volumes thereafter; projected NYMEX future pricing for crude oil, natural gas and NGLs.

•	Upside Case: ~~Production~~Slight production volume decline in 2010, with a moderate production volume growth in ~~2010~~2011 and flat production volume thereafter; NYMEX future pricing through ~~the second quarter of~~ 2009; afterward, $~~80.00~~100.00 per barrel of crude oil, $8.00 per million British Thermal Units for natural gas and 12-month historical NGLs to crude oil correlations for NGL prices.

•	Downside Case: ~~Production~~Significant production decline in ~~2009 and 2010~~2010, with a moderate ~~decline~~production volume growth in 2011 and flat production volume thereafter; NYMEX future pricing for crude oil, natural gas and NGLs.
     Cash distribution assumptions and growth capital expenditure assumptions vary with each alternative based on ~~the financial cases described below and~~ Hiland Partners’ ability to remain in compliance with its covenants under the Hiland Operating Credit Agreement.
     Barclays Capital’s Summary Valuation Analysis
     Hiland Holdings’ only assets are partnership interests, including incentive distribution rights, in Hiland Partners. Accordingly, Barclays Capital’s valuation of Hiland Holdings is highly dependent on the underlying prospects and performance of Hiland Partners. The economic assets owned by Hiland Holdings consist of: (i) 2,321,471 common units of Hiland Partners, (ii) 3,060,000 subordinated units of Hiland Partners, (iii) the 2% general partner interest in Hiland Partners, and (iv) the incentive distribution rights. Given the organizational and ownership structure of Hiland Holdings and Hiland Partners, any valuation of Hiland Holdings is highly dependent on the cash distributions received by Hiland Holdings from Hiland Partners. In any scenario where Hiland Partners reduces or suspends cash distributions, Hiland Holdings will receive reduced or no cash distributions. Further affecting the valuation of Hiland Holdings is Hiland Holdings’ ownership of both (i) the subordinated units of Hiland Partners, which do not receive distributions until the MQD and all arrearages have been paid to the common unitholders and (ii) the incentive distribution rights, which do not receive cash distributions unless the common unitholders are paid the MQD and all arrearages, the subordinated units have been paid the MQD and certain target distribution levels above the MQD are met. When Hiland Partners distributions are lowered below the MQD level, Hiland Holdings receives reduced cash distributions on its common units and general partner interest, and no cash distributions on the subordinated units and the incentive distribution rights. As noted above, on April 27, 2009, Hiland Partners and Hiland Holding announced that they each had suspended indefinitely their quarterly distributions.
     Following is a summary of per unit values for Hiland Holdings based on Barclays Capital’s different methodologies. Additional description of the valuation methodologies used by Barclays Capital can be found on the following pages.

Implied Equity
Valuation Methodology	Value/HPGP Unit
Discounted Cash Flow Analysis
~~Upside Case: Renegotiate Credit Facility~~	~~$ 2.20 - $2.95~~
~~Upside Case: Private Investment~~	~~$ 2.28 - $3.15~~
Upside Case~~: Status Quo~~	$ ~~2.99~~3.83 - $~~3.86~~ 4.99
Management Case~~: Private Investment~~	$ ~~1.69~~(0.07) - $~~2.20~~(0.05)
Downside Case~~: Private Investment~~	$ ~~1.65~~(0.32) - $~~2.16~~(0.30)
Comparable Company Analysis	$ ~~0.51~~1.81 - $~~1.04~~ 3.01
~~Corporate & GP Holdco Transaction Analysis~~	~~$ 2.16 - $6.55~~
Net Asset Valuations
Comparable Asset Transactions	$ ~~0.89~~1.96 - $~~3.32~~ 5.07
Discounted Cash Flow	$ ~~(1.90)~~ 1.00 - $~~2.31~~ 5.07

     In connection with its analyses, Barclays Capital examined the current and historical market trading prices of Hiland Holdings and Hiland Partners. However, Barclays Capital ~~has~~ determined that historical market prices had limited utility in the Barclays Capital analyses because market prices existing at the time of its analyses had been impacted, in part, by (i) ~~depressed general equity capital market conditions and more specifically, depressed conditions for gathering and processing MLPs; (ii)~~ publicly-disclosed concerns about Hiland Partners’ and Hiland Holdings’ ability to pay future cash distributions; and (~~iii~~ii) the possible impact the merger proposals had on the market prices for Hiland Holdings and Hiland Partners units. Given the overall economic and industry conditions, as well as the challenges specific to the Hiland Companies, Barclays Capital concluded that historical trading prices were of limited utility in its analyses.
     Discounted Cash Flow Analysis
     In order to estimate the value of Hiland Holdings, Barclays Capital performed discounted cash flow analyses on Hiland Holdings assuming various operating scenarios ~~and financial cases~~. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
     The discounted cash flow analysis was performed on the cash flows expected to be received by equity holders of Hiland Holdings and thus is necessarily based upon distributions received from Hiland Partners. ~~In scenarios where Hiland Partners is unable to pay distributions, performing a discounted cash flow analysis on Hiland Holdings is not possible.~~ In the management and downside operating scenarios ~~under the “Renegotiate Credit Facility” case~~, Barclays Capital assumed that given the high leverage under the Hiland Operating Credit Agreement, the lenders would not allow Hiland Partners to pay distributions until such time as Hiland Partners was in compliance with its credit facility covenants. ~~Without Hiland Partners distributions, there can be no distributions at Hiland Holdings, rendering an equity valuation not possible. Therefore, Barclays Capital excluded these two scenarios from the summary valuation~~ In these cases, the only positive cash flows to the equity holders of Hiland Holdings are the receipt of accumulated arrearages, which receipt is not projected to occur for several years, depending on the scenario. In the upside case, due to Hiland Partners being in compliance with its credit facility covenants, the positive cash flows include both the receipt of accumulated arrearages and regular distributions.
     The discounted cash flow analyses were performed using a “sum-of-the-parts” approach. Hiland Holdings has four separate possible cash flow streams: (i) cash distributions on its Hiland Partners common units; (ii) cash distributions on its subordinated units; (iii) cash distributions on the general partner interest and incentive distribution rights; and (iv) general and administrative (“G&A”) expenses at the Hiland Holdings level.
     Barclays Capital performed a discounted cash flow analysis of the projected equity cash flow distributions of Hiland Holdings for the five fiscal years beginning January 1, ~~2009~~2010 and ending December 31, ~~2013.~~ 2014. These projections, dated ~~May~~October 23, 2009 with updated pricing as of October 28, 2009, and disclosed beginning on page ~~113,~~ 51, were prepared by Hiland Partners management. Barclays Capital used the following discount rates as an estimate of the cost of equity:
•	Common Units: 17.5% - 22.5%

•	Subordinated Units: 20.0% - 25.0%

•	GP Cash Flows (including both the 2% general partner interest, the incentive distribution rights and

•	G&A expenses): 25.0% - 30.0%
     Barclays Capital determined appropriate discount rate ranges after taking into account a variety of factors, including distribution yields, assumed growth rates and estimated long-term debt interest rates. However, Barclays Capital noted that, due to the suspension of the distributions at both Hiland Partners and Hiland Holdings, the equity securities of Hiland Partners and Hiland Holdings did not provide any distribution yield. Furthermore, given the challenges in the debt capital markets ~~were not available to Hiland Partners~~ at the time of the analysis, ~~making~~ any estimate of interest rates was purely hypothetical.
     Barclays Capital used the perpetuity growth methodology in determining the terminal value in the discounted cash flows. This methodology is based on growing the projected cash flows using assumed growth rates, as opposed to using multiple ranges of some financial metric to determine terminal value. In calculating the terminal values, Barclays Capital used a perpetuity of projected equity cash flows and assumed growth rates of: (i) 0.0% - 1.0% for the common units and subordinated units; (ii) 0.0% - 2.0% for the G&A cash flows; and (iii) 0.0% - 5.0% for the general partner cash flows. The growth rates for the projected equity cash flows beyond ~~2013~~2014 were based on estimated growth rates for Hiland Partners.
     After performing the discounted cash flows analysis related to the common units, subordinated units and general partner cash flows (including G&A expenses) of Hiland Partners, Barclays Capital multiplied the resulting valuation by the appropriate number of common units or subordinated units, as applicable, to determine the aggregate value of the common units and subordinated units of Hiland Partners held by Hiland Holdings. Barclays Capital then added the value of the general partner interest and incentive distribution rights and subtracted G&A expenses value to derive a total equity value for Hiland Holdings. This amount was then divided by the number of outstanding Hiland Holdings common units to result in a per common unit equity value of Hiland Holdings.
     The table below shows the resulting valuations based on discounted cash flow analyses of equity distributions at Hiland Holdings. ~~Barclays Capital noted that on the basis of the discounted cash flow analysis, the transaction consideration of $2.40 per unit was within the implied value ranges per unit.~~ For further detail regarding the discounted cash flow analysis and resulting calculation of implied equity value ranges per unit, please see pages ~~21 and 23-26~~25-27 of Barclays Capital’s presentation to the Hiland Holdings Conflicts Committee filed as Exhibit (c)(~~20~~2 1) to the Schedule 13E-3 filed by Hiland Holdings on ~~July 1,~~ November 9, 2009.
~~Discounted Cash Flow Analysis (Equity Value/Hiland Holdings Unit)~~

~~Upside Case:~~
~~Renegotiate Credit Facility~~	~~$~~	~~2.20 - $2.95~~
~~Private Investment~~	~~$~~	~~2.28 - $3.15~~
~~Status Quo~~	~~$~~	~~2.99 - $3.86~~
~~Management Case:~~
~~Private Investment~~	~~$~~	~~1.69 - $2.20~~
~~Downside Case:~~
~~Private Investment~~	~~$~~	~~1.65 - $2.16~~
Discounted Cash Flow Analysis (Equity Value/Hiland Holdings Unit)

Upside Case	$ 3.83 - $4.99
Management Case	$ (0.07) - $(0.05)
Downside Case	$ (0.32) - $(0.30)
     Publicly-Derived Valuations
     In addition to the discounted cash flow analyses, Barclays Capital also performed ~~valuations~~a valuation based upon observations regarding ~~(i)~~ comparable publicly traded MLPs and comparable publicly traded general partner holding companies (“GP Holdcos”) ~~and (ii) comparable transactions involving publicly traded MLPs and publicly traded GP Holdcos~~.
     Selected Comparable Company Analysis
     Barclays Capital reviewed and compared specific financial and operating data relating to Hiland Holdings with selected companies that Barclays Capital, based on its experience in the midstream segment of the energy industry, deemed comparable to Hiland Holdings. The selected comparable companies (divided into “Selected GP Holdcos” and “Selected MLPs”) were:

     Selected GP Holdcos
•	Alliance Holdings GP, L.P.

•	Atlas Pipeline Holdings, L.P.

•	Buckeye GP Holdings L.P.

•	Crosstex Energy Inc.

•	Energy Transfer Equity, L.P.

•	Enterprise GP Holdings L.P.

•	Inergy Holdings, L.P.
~~• Magellan Midstream Holdings, L.P.~~
•	NuStar GP Holdings, LLC

•	Penn Virginia GP Holdings, L.P.
     Selected MLPs
•	Atlas Pipeline Partners, L.P.

•	Copano Energy, L.L.C.

•	Crosstex Energy, L.P.

•	DCP Midstream Partners, L.P.

•	Eagle Rock Energy Partners, L.P.

•	MarkWest Energy Partners, L.P.

•	Regency Energy Partners LP

•	Targa Resources Partners LP

•	Williams Partners L.P.
     The Selected GP Holdcos were selected by Barclays Capital because they are publicly traded general partners which for the purposes of analysis may be considered similar to Hiland Holdings due to organizational structure and broadly, due to the nature of the business of the underlying MLP. The Selected MLPs were selected because they are publicly traded partnerships with operations which for the purposes of analysis may be considered similar to those of Hiland Partners. However, because of the inherent differences between the business, operations and prospects of Hiland Holdings and Hiland Partners and those of the selected comparable companies, Barclays Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays Capital also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Hiland Holdings, Hiland Partners and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. Barclays Capital calculated various multiples for the Selected GP Holdcos and used the multiples as a reference point to develop an indicative valuation for the 2% general partner interest and incentive distribution rights in Hiland Partners owned by Hiland Holdings. Given the suspension of distributions, utilizing distributable cash flow estimates results in a more meaningful result. For the Selected GP Holdcos, Barclays Capital utilized a range of distributable cash flow multiples (“DCF Multiples”), the estimates for which were based on publicly available Wall Street equity research. In determining appropriate DCF Multiples for the 2% general partner interest and incentive distribution rights, Barclays Capital calculated the implied value of the general partner interest of each Selected GP Holdco by first calculating the total enterprise value of each Selected GP Holdco, then subtracting the value of any limited partner interests owned by the Selected GP Holdco as well as any other business assets not specifically related to the general partner interest and incentive distribution rights of the underlying MLP. Barclays Capital used its judgment in determining which Selected GP Holdcos were most comparable to Hiland Holdings in terms of business mix and subsector participation. Currently, several of the Selected GP Holdcos are considered to be in financial distress. Barclays Capital analyzed the Selected GP Holdcos on an after-G&A basis, then valued Hiland Holdings’ negative G&A cash flow stream using the same multiple range. In determining appropriate DCF Multiples for the limited partner interest owned by Hiland Holdings, Barclays Capital analyzed the distributable cash flow yields of the Selected

MLPs, again using its judgment in determining the most comparable companies to Hiland Partners and using estimates based on publicly available Wall Street equity research.
     The results of this selected comparable company analysis are summarized below:
~~Selected GP Companies Statistics and Multiples~~

~~Hiland~~
~~Implied GP Value as Multiple of:~~	~~Median~~	~~Mean~~	~~High~~	~~Low~~	~~Holdings~~
~~2009E Distributable Cash Flow (After G&A expenses)~~	~~10.8x~~	~~10.7x~~	~~23.4x~~	~~3.0x~~	~~37.6x~~
Selected GP Companies Statistics and Multiples

Implied GP Value as Multiple of:	Median	Mean	High	Low	Hiland Holdings
2010E Distributable Cash Flow (After G&A expenses)	12.2x	9.7x	15.7x	2.3x	8.1x
     For further detail regarding the multiples of ~~2009~~2010E distributable cash flow (after G&A expenses) for each Selected GP Holdco, please see page ~~29~~30 of Barclays Capital’s presentation to the Hiland Holdings Conflicts Committee filed as Exhibit (c)(~~20)~~ 21) to the Schedule 13E-3 filed by Hiland Holdings on ~~July 1,~~ November 9, 2009.
Selected MLP Companies Statistics and Multiples
~~Selected MLP Companies Statistics and Multiples~~

~~Distributable Cash Flow Yield~~Implied GP Value as Multiple of:	Median	Mean	High	Low	Hiland ~~Partners~~Holdings
~~2009~~2010E Distributable Cash Flow	~~16.08~~11.07%	~~25.39~~16.65%	~~64.69~~38.31%	~~12.23~~9.16%	~~31.91~~31.22%
     For further detail regarding the multiples of ~~2009~~2010E distributable cash flow for each Selected MLP, please see page ~~28~~29 of Barclays Capital’s presentation to the Hiland Holdings Conflicts Committee filed as Exhibit (c)(~~20~~2 1) to the Schedule 13E-3 filed by Hiland Holdings on ~~July 1,~~ November 9, 2009.
     For the selected comparable company analysis, Barclays Capital applied a multiple range of ~~2.5~~3.0x —5.0x to Hiland Holdings’ estimated ~~2009~~2010 distributable cash flow (before G&A expenses). This multiple range was selected by Barclays Capital after deliberation regarding the most comparable GP Holdco peers for Hiland Holdings. This resulted in a value for the general partner interest and incentive distribution rights of Hiland Partners held by Hiland Holdings. Barclays Capital applied the same multiple range to the G&A expenses. In determining the value of the common units and subordinated units of Hiland Partners owned by Hiland Holdings, Barclays Capital applied a range of yields, specifically ~~50~~40%— 25%, to Hiland Partners’ estimated ~~2009~~2010 distributable cash flow per unit to derive a value per Hiland Partners common unit. Barclays Capital noted that due to the suspension of Hiland Partners’ distributions, any metric based on estimated ~~2009~~2010 distribution yield was not meaningful to the analysis. Barclays Capital applied a ~~40~~50% discount to the Hiland Partners’ common unit value to estimate the value of a subordinated unit of Hiland Partners. This discount, while subjective, was based in part on Barclays Capital’s industry and market experience, investor knowledge and overall judgment. Barclays Capital multiplied the implied value of a common unit of Hiland Partners by the number of common units of Hiland Partners owned by Hiland Holdings and the implied value of a subordinated unit of Hiland Partners by the number of subordinated units of Hiland Partners owned by Hiland Holdings to result in the implied value of the Hiland Partners units owned by Hiland Holdings. Barclays Capital then added the values of (i) the general partner interest and incentive distribution rights, (ii) G&A expenses, and (iii) Hiland Partners interest, and next subtracted the net debt at Hiland Holdings to result in the implied equity value of Hiland Holdings. Barclays Capital then divided this value by the number of Hiland Holdings units outstanding to derive the implied equity value per Hiland Holdings common unit.
     Barclays Capital noted that on the basis of the selected comparable company analysis, the transaction consideration of $~~2.40~~3.20 per unit was above the range of implied values of $~~0.51~~1.81 to $~~1.04~~3.01 per unit.

     Selected Comparable Transaction Analysis
     While Barclays Capital ~~reviewed and compared the~~performed a selected comparable transaction analysis in connection with its June 1, 2009 fairness opinion where it compared purchase prices and financial multiples ~~paid in~~from selected other ~~transactions that Barclays Capital, based on its experience with merger and acquisition transactions, deemed relevant. These~~ transactions principally ~~involved~~involving publicly traded MLPs and GP Holdcos~~. Barclays Capital chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Hiland Holdings and Hiland Partners primarily with respect to nature of business and corporate structure.The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of Hiland Holdings and Hiland Partners and the companies included in the selected precedent transaction analysis. Accordingly, Barclays Capital believed that a purely quantitative selected precedent transaction analysis would~~ to the financial results of the Hiland Companies, it also noted that such analysis was not ~~be~~ particularly meaningful at that time in the context of considering the proposed transaction. Barclays Capital ~~therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and Hiland Holdings. In particular, Barclays Capital noted that the~~did not perform a similar selected comparable transaction analysis in connection with its November 3, 2009 fairness opinion because it deemed such precedent transaction analysis to be even more limited in the context of evaluating the October 26 Revised Proposal. The majority of the precedent transactions were consummated ~~in~~during different capital market and industry conditions than ~~at present. Generally speaking, at the time the selected comparable transactions were consummated, both debt and equity capital used to fund acquisitions was more readily available and overall business prospects were more positive than in the then-current environment, leading to higher transaction multiples and thus, business valuations for the selected comparable transactions. These facts led Barclays Capital to use its judgment in determining appropriate transaction multiples. Barclays Capital was of the view, that in general, the differences in market conditions between those of the selected comparable transactions and the Hiland Holdings merger made the usefulness of the selected comparable transactions analysis limited. In deriving the comparable transaction valuation, Barclays Capital first valued Hiland Partners as a whole and then calculated the portion of that value attributable to Hiland Holdings’ limited partner interest in Hiland Partners. Barclays Capital then valued the 2% general partner interest and incentive distribution rights in Hiland Partners owned by Hiland Holdings, and added that value to the limited partner interest to derive a total value for Hiland Holdings.~~ exist currently, and between parties with larger capitalizations and differing business prospects. Further, Barclays Capital concluded that such analysis was not useful in consideration of the October 26 Revised Proposal because of the further deterioration in the operating condition of the Hiland Companies and their limited capitalization, Mr. Hamm’s continued indication that he was interested only in acquiring common units in the Hiland Companies and not selling interests, and the lack of any indications of interest from any third parties since the public announcement of the January 15 Proposal.
     ~~Barclays Capital examined the following publicly traded MLP transactions and GP Holdco transactions:~~
     ~~Publicly Traded MLP Transactions~~
~~•~~	~~Plains All American Pipeline, L.P./Pacific Energy Partners, L.P.~~

~~•~~	~~Valero L.P./Kaneb Pipe Line Partners, L.P.~~

~~•~~	~~Enterprise Products Partners L.P./GulfTerra Energy Partners, L.P.~~

~~•~~	~~Kinder Morgan Energy Partners, L.P./Santa Fe Pacific Pipeline Partners, L.P.~~
     ~~GP Holdco Transactions~~
~~•~~	~~Occidental Petroleum Corporation/Plains All American GP LLC~~

~~•~~	~~MarkWest Energy Partners, L.P./MarkWest Hydrocarbon, Inc. & 10.3% Interest in MWE GP~~

~~•~~	~~GE Energy Financial Services/Regency GP LP~~

~~•~~	~~Enterprise GP Holdings L.P./Texas Eastern Products Pipeline Company, LLC~~

~~•~~	~~ArcLight Capital Partners, Kelso & Company and Lehman Brothers/Buckeye GP Holdings~~

~~•~~	~~Suburban Propane Partners, L.P./Suburban Energy Services Group LLC~~

~~•~~	~~Plains All American Pipeline, L.P./Pacific Energy Partners, L.P.~~

~~•~~	~~ONEOK, Inc./TransCanada’s GP Interest in Northern Border Partners, L.P.~~

~~•~~	~~EPCO, Inc./Texas Eastern Products Pipeline Company, LLC~~

~~•~~	~~EPCO, Inc./Enterprise Products GP LLC~~

~~•~~	~~Valero L.P./Kaneb Services LLC~~

~~•~~	~~LB Pacific, L.P./Pacific Energy Partners, L.P.~~

~~•~~	~~ONEOK, Inc./Northern Plains~~

~~•~~	~~Carlyle/Riverstone/Glenmoor, Ltd.~~
~~•~~	~~First Reserve, Corbin Robertson and Mgmt./Arch Coal, Inc.’s G.P. Interest in Natural Resource Partners, L.P.~~

~~•~~	~~Enterprise Products Partners L.P./GulfTerra Energy Partners, L.P.~~

~~•~~	~~Vulcan Capital/Plains Resources Inc.~~

~~•~~	~~Energy Transfer Company/U.S. Propane L.P.~~

~~•~~	~~Goldman Sachs/GulfTerra Energy Partners, L.P.~~

~~•~~	~~Madison Dearborn and Riverstone/Williams Energy Partners L.P.~~
     ~~Barclays Capital noted that there were no recent publicly traded MLP transactions or GP Holdco transactions. Given the depressed market environment, Barclays Capital believed that the implied multiples associated with these transactions were not achievable at the time of its analysis. Accordingly, Barclays Capital applied a discount intended to reflect the potential of a distressed sale of Hiland Partners or Hiland Holdings in today’s environment. Barclays Capital estimated this discount to be 35% - 50%, and applied this to the derived per unit valuation to establish the low end of the valuation range. These discounts were derived by examining recent asset sales in the market and the corresponding percentage decline in those multiples relative to the multiples received in a more normalized market environment.~~
~~Selected MLP Transactions~~

~~Enterprise Value as a Multiple of:~~	~~Median~~	~~Mean~~	~~High~~	~~Low~~
~~2009E EBITDA~~	~~14.4x~~	~~14.7x~~	~~17.3x~~	~~12.7x~~
     ~~For further detail regarding the multiples of EBITDA for each selected publicly traded MLP transaction upon which Barclays Capital based its analysis, please see page 34 of Barclays Capital’s presentation to the Hiland Holdings Conflicts Committee filed as Exhibit (c)(20) to the Schedule 13E-3 filed by Hiland Holdings on July 1, 2009.~~
~~Selected MLP Transactions (35% Discount)~~

~~Enterprise Value as a Multiple of:~~	~~Median~~	~~Mean~~	~~High~~	~~Low~~
~~2009E EBITDA~~	~~9.4x~~	~~9.6x~~	~~11.2x~~	~~8.3x~~

~~Selected GP Holdco Transactions~~

~~Enterprise Value as a Multiple of:~~	~~Median~~	~~Mean~~	~~High~~	~~Low~~
~~2009E Distributable Cash Flow (After G&A)~~	~~12.4x~~	~~24.4x~~	~~145.7x~~	~~6.5x~~
     ~~For further detail regarding the multiples of distributable cash flow for each Selected GP Holdco transaction, please see page 35 of Barclays Capital’s presentation to the Hiland Holdings Conflicts Committee filed as Exhibit (c)(20) to the Schedule 13E-3 filed by Hiland Holdings on July 1, 2009.~~
     ~~For the selected comparable transaction analysis, Barclays Capital applied a multiple range of 9.0x— 12.0x to Hiland Partners’ estimated 2009 EBITDA. This multiple range was selected by Barclays Capital based on recent observed transactions involving the acquisition of an MLP by another MLP. This calculation resulted in a reference enterprise value range, from which was subtracted Hiland Partners’ net debt, resulting in a preliminary equity value for Hiland Partners. Based on the relative percentages of distributable cash flow attributable to the general partner and the limited partners as a whole, Barclays Capital multiplied the aggregate equity value by 90% to derive the value attributable to the limited partners. Barclays Capital then applied a multiple range of 15.0x— 20.0x to Hiland Holdings’ estimated 2009 distributable cash flow, on a pre G&A expense basis, to derive a preliminary value for the general partner interest in Hiland Partners owned by Hiland Holdings. Barclays Capital utilized the same multiple range of 15.0x— 20.0x for the G&A expenses. Then, to derive the aggregate equity value of Hiland Holdings, Barclays Capital added the value attributable to the limited partners to the value of the general partner interest of Hiland Holdings, and subtracted the value of the G&A expenses and net debt of Hiland Holdings. This implied equity value of Hiland Holdings was divided by the total Hiland Holdings common units outstanding to result in an implied equity value per Hiland Holdings common unit.~~
     ~~Barclays Capital noted that this per unit value of Hiland Holdings represented a valuation based on transaction multiples observed in normalized market and industry conditions. As discussed previously, Barclays Capital was of the opinion that at the time of its analysis, Hiland Partners and Hiland Holdings were not operating in a normal environment, and as such, a discount to the observed multiples was appropriate. In this regard, Barclays Capital applied a 35%— 50% discount to derive an implied equity value of a Hiland Holdings common unit when assuming a distressed sale. This discount, while subjective, was based in part on Barclays Capital’s industry and market experience, investor knowledge and overall judgment.~~
     ~~Barclays Capital noted that on the basis of the selected precedent transaction analysis, the transaction consideration of $2.40 per Hiland Holdings unit was within the range of implied values of $2.16 to $6.55 per unit.~~
     Net Asset Valuation
     Because of the significant disruption in the capital markets and the challenging environment for gathering and processing MLPs, Barclays Capital performed a net asset valuation of Hiland Partners and Hiland Holdings in order to derive a valuation based on the underlying business that is not dependent on cash distributions being paid. The net asset valuation consisted of two main components: (i) comparable gathering and processing asset transactions and (ii) a discounted cash flow analysis on the unlevered cash flows generated by Hiland Partners’ assets.
     Comparable Asset Transactions Analysis
     Barclays Capital reviewed and compared the purchase prices and financial multiples paid in selected other asset transactions that Barclays Capital, based on its experience with merger and acquisition transactions, deemed relevant. Barclays Capital chose such transactions based on, among other things, the similarity of the applicable target assets in the transactions to Hiland Holdings and Hiland Partners primarily with respect to nature of business. Below are the asset transactions Barclays Capital reviewed:
•	Crosstex Energy, L.P./Philip Morris Intl. Inc.

•	Kinder Morgan Energy Partners, L.P./Crosstex Energy, L.P.

•	Southcross Energy LLC/Crosstex Energy, L.P.

•	Spectra Energy Partners, LP/Atlas Pipeline Partners, L.P.

•	Eagle Rock Energy Partners, L.P./Millennium Midstream Partners, L.P.

•	Regency Energy Partners LP/Nexus Gas Holdings, LLC

•	Targa Resources Partners LP/Targa Resources, Inc.

•	Copano Energy, L.L.C./Cantera Natural Gas, LLC

•	Energy Transfer Partners, L.P./Canyon Gas Resources, LLC

•	Atlas Pipeline Partners, L.P./Anadarko Petroleum Corporation

•	Momentum Energy Group, Inc./DCP Midstream Partners, L.P.

•	Eagle Rock Energy Partners, L.P./Laser Midstream Energy, LP

•	Regency Energy Partners LP/TexStar Field Services, L.P.

•	Enterprise Products Partners L.P./Lewis Energy Group, L.P.

•	Crosstex Energy, L.P./Chief Holdings, LLC

•	Hiland Partners, LP/Enogex Gas Gathering, L.L.C.

•	Southern Union Company/Sid Richardson Energy Services Co.

•	Eagle Rock Energy Partners, L.P./ONEOK Texas Field Services L.P.

•	Crosstex Energy, L.P./El Paso Corporation

•	Targa Resources Partners LP/Dynegy Midstream Services L.P.

•	Copano Energy, L.L.C./ScissorTail Energy, LLC

•	Atlas Pipeline Partners, L.P./Energy Transfer Partners, L.P.

•	Regency Gas Services L.L.C. / El Paso Corporation

•	MarkWest Energy Partners, L.P. / Pinnacle Natural Gas Company

•	Cantera Resources Inc. / CMS Field Services, Inc.

•	Enbridge Energy Partners, L.P. / Cantera Resources Inc.

•	West Texas Gas Inc. / Sago Energy, LLC

•	Targa Resources Inc. / Conoco Phillips Midstream

•	Atlas Pipeline Partners, L.P. / Spectrum Field Services Inc.

•	American Central Western Oklahoma Gas Company L.L.C. / MarkWest Energy Partners, L.P.

•	Hicks, Muse, Tate & Furst Inc. / Regency Gas Services L.L.C.

•	Enbridge Energy Partners, L.P. / Shell Gas Transmission, LLC

•	Penn Virginia Resource Partners, L.P. / Cantera Resources Holdings LLC

•	XTO Energy Inc. / Antero Resources Corporation

•	ONEOK, Inc. / Northern Border Partners, L.P.

•	Martin Midstream Partners L.P. / Woodlawn Pipeline Company Inc.

•	Williams Partners L.P. / Williams Companies Inc.

•	Anadarko Petroleum Corporation / Western Gas Partners, LP
     The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Hiland Holdings and the companies included in the selected precedent transaction analysis. Accordingly, Barclays Capital believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays Capital therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and Hiland Holdings. In particular, Barclays Capital noted that the majority of the precedent transactions were consummated in different capital market and industry conditions than at present.
     For the selected asset transactions analysis, Barclays Capital applied a multiple range of ~~7.0~~6.0x ~~— 9.0~~- 8.0x to Hiland Partners’ estimated ~~2009~~2010 EBITDA. This multiple range was selected by Barclays Capital based on recently observed transactions involving the acquisition of assets by various MLPs, generally in the midstream segment and particularly in the gathering & processing sub-segment. This resulted in a reference enterprise value range, from which was subtracted Hiland Partners’ net debt, resulting in a preliminary equity value for Hiland Partners. Based on the relative percentages of distributable cash flow attributable to the general partner and the limited partners of Hiland ~~Holdings~~Partners as a whole, Barclays Capital multiplied the aggregate equity value by 90% to derive the value attributable to the limited partners and 10% to derive the value attributable to the general partner in Hiland Partners owned by Hiland Holdings. Based on Hiland Holdings’ ownership percentage of Hiland Partners’ total common and subordinated units outstanding, Barclays Capital calculated the value of the Hiland Partners common and subordinated units held by Hiland Holdings, then added the value for the general partner interest of Hiland Partners owned by Hiland Holdings to derive a value attributable to Hiland Holdings. From this value, Barclays Capital subtracted the value of the Hiland Holdings G&A expense, based on the same ~~7.0~~6.0x ~~—9.0~~- 8.0x multiple, as well as the net debt at Hiland Holdings to derive an implied equity value of Hiland Holdings. This value was then divided by the number of Hiland Holdings’ common units outstanding to derive the equity value per Hiland Holdings common unit.
     ~~After arriving at an equity valuation range for Hiland Partners, Barclays Capital then calculated the proportion of this value range attributable to the limited partners and the general partner based on distributable cash flow attributable to the limited partners and general partner of Hiland Partners. Barclays Capital then calculated the implied value of Hiland Holdings. Barclays Capital then subtracted the value of the general and administrative expenses and the net debt at Hiland Holdings to derive an equity valuation range for Hiland Holdings.~~
~~Selected Asset Transactions~~

~~Enterprise Value as a Multiple of:~~	~~Median~~	~~Mean~~	~~High~~	~~Low~~
~~2009E EBITDA~~	~~9.0x~~	~~9.8x~~	~~15.4x~~	~~6.5x~~
Selected Asset Transactions

Enterprise Value as a Multiple of:	High	Low	Mean	Median
2010E EBITDA	9.0x	9.3x	15.4x	6.2x
     For further detail regarding the multiples of EBITDA for each selected asset transaction upon which Barclays Capital based its analysis, please see pages ~~31~~32-~~33~~34 of Barclays Capital’s presentation to the Hiland Holdings Conflicts Committee filed as Exhibit (c)(~~20~~2 1) to the Schedule 13E-3 filed by Hiland Holdings on ~~July 1,~~November 9, 2009.
     Barclays noted that on the basis of the selected comparable asset transactions analysis, the transaction consideration of $~~2.40~~3.20 per unit was within the range of implied values of $~~0.89~~1.96 to $~~3.32~~5.07 per unit.
     Asset Discounted Cash Flow Analysis
     Barclays Capital also performed an asset-based discounted cash flow analysis on Hiland Partners using the ~~Management Case~~management case projections. This discounted cash flow analysis was performed on the unlevered cash flows generated by Hiland Partners’ assets for the five fiscal years beginning January 1, ~~2009~~2010 and ending December 31, ~~2013.~~ 2014. Barclays Capital used discount rates of 12% to ~~16~~14% as an estimate of the weighted average cost of capital.
     In calculating the terminal values, Barclays Capital used a perpetuity of projected unlevered free cash flows and assumed growth rates of 1% to 3%. The growth rates for the projected unlevered free cash flows beyond ~~2013~~2014 were based on estimated growth rates for Hiland Partners’ assets.
     After arriving at an equity valuation range for Hiland Partners, Barclays Capital then calculated the proportion of this value range attributable to the limited partners and the general partner based on distributable cash flow attributable to the limited partners and general partner of Hiland Partners. Barclays Capital then calculated the implied value of Hiland Holdings. Barclays Capital then subtracted the value of the general and administrative expenses and the net debt at Hiland Holdings to derive an equity valuation range for Hiland Holdings. For further detail regarding the asset discounted cash flow analysis and resulting calculation of implied equity value ranges per unit, please see page ~~37~~38 of Barclays Capital’s presentation to the Hiland Holdings Conflicts Committee filed as Exhibit (c)(~~20~~2 1) to the Schedule 13E-3 filed by Hiland Holdings on ~~July 1,~~November 9, 2009.

Valuation Analysis— Discounted Cash Flow Sensitivity
~~Valuation Analysis— Discounted Cash Flow Sensitivity~~

				Management Case
Enterprise Value —Hiland Partners	~~$~~	~~215.0~~		~~$~~	~~370.0~~ 300.0	$450.0

Net Debt		~~265.2~~			~~265.2~~241.7	241.7

Equity Value — Hiland Partners	~~$~~	~~(50.2~~	)	~~$~~	~~104.8~~ 58.3	$208.3

Implied Equity Value of Hiland Holdings	~~$~~	~~(41.1~~	)		~~50.0~~$ 21.5	$109.6

Implied Equity Value Per Unit of Hiland Holdings					$1.00	$5.07

     Barclays Capital noted that on the basis of the discounted cash flow analysis, the transaction consideration of $~~2.40~~3.20 per unit was ~~above~~within the range of implied values of ~~($1.90)~~$1.00 to $~~2.31~~5.07 per unit.
     General
     Barclays Capital is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Hiland Holdings Conflicts Committee selected Barclays Capital because of its familiarity with Hiland Partners and Hiland Holdings and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.
     Barclays Capital is acting as financial advisor to the Hiland Holdings Conflicts Committee in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, Hiland Holdings paid Barclays Capital a retainer fee of $250,000 upon execution of Barclays Capital’s engagement letter with the general partner of Hiland Holdings and $1,000,000 upon the delivery of Barclays Capital’s ~~opinion. At the sole and absolute discretion of the Hiland Holdings Conflicts Committee~~original opinion dated June 1, 2009. In addition, Hiland Holdings ~~may pay Barclays Capital a limited discretionary fee of $250,000 (in cash)~~paid Barclays Capital an additional fee of $500,000 upon the delivery of Barclays Capital’s second opinion dated November 3, 2009 related to Mr. Hamm’s revised offer and an additional advisory fee of $150,000 in cash based on the Hiland Holdings Conflicts Committee’s evaluation of the quality and quantity of the work performed. Hiland Holdings has agreed to reimburse Barclays for certain of its expenses and to indemnify Barclays Capital for certain liabilities that may arise out of its engagement. Barclays Capital has performed various investment banking and financial services for Hiland Partners, Hiland Holdings, their affiliates and Parent in the past, and may expect to perform such services in the future, and has received, and expects to receive, customary fees for such services. However, in the past two years, Barclays Capital has performed only limited services for Hiland Partners, Hiland Holdings and their affiliates, for which Barclays Capital received no compensation. Barclays Capital is a full service securities firm engaged in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays Capital and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Hiland Partners, Hiland Holdings and their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.
     Copies of the presentation materials presented by Barclays Capital to the Hiland Holdings Conflicts Committee in connection with the delivery of ~~its~~this opinion have been filed with the SEC as exhibits to the Schedule 13E-3 filed by Hiland Holdings.